SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 July 2017

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1
Regulatory News Service Announcement, dated 27 July 2017

               re: Half-year Report

Lloyds Banking Group plc

2017 Half-Year Results

27 July 2017

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the half-year ended 30 June 2017.
Statutory basis: Statutory information is set out on pages 50 to 85. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance.
− losses on redemption of the Enhanced Capital Notes and the volatility in the value of the embedded equity conversion feature;
− market volatility and asset sales, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements and that arising in the insurance businesses and insurance gross up;
− the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;
− restructuring costs, comprising severance related costs relating to the Simplification programme, the costs of implementing regulatory reform and ring-fencing, the rationalisation of the non-branch property portfolio and the integration of MBNA; and
− payment protection insurance and other conduct provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the half-year ended 30 June 2017 to the half-year ended 30 June 2016, and the balance sheet analysis compares the Group balance sheet as at 30 June 2017 to the Group balance sheet as at 31 December 2016.
MBNA: MBNA’s results and balance sheet have been consolidated with effect from 1 June 2017.
Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. Further information on these measures is set out on page 89.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates (including low or negative rates), exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone  and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

RESULTS FOR THE HALF-YEAR

‘Following the successful transformation of the Group to become a simple, low risk, UK focused retail and commercial bank, we have delivered another strong set of results with increased underlying and statutory profit and strong capital generation, whilst completing the acquisition of MBNA and returning to full private ownership.

The UK economy remains resilient following strong employment and GDP growth in recent years together with private sector deleveraging and rising house prices. Inflation is however now rising above disposable income given the recent depreciation in sterling and, while this may affect consumption going forward, the economy should benefit from rising exports and earnings from foreign assets.

We have announced that our next strategy update for the period 2018-2020 will accompany the Group’s full year results in February 2018, and in preparation for this we have made a number of organisational and senior management changes. The changes are aimed at aligning and strengthening the Group’s structure to ensure we meet evolving customer needs and deliver the continuous transformation required of the organisation in the most effective way.

Our differentiated UK focused business model continues to deliver, with our cost leadership and lower risk positioning providing competitive advantage. Our strong financial performance and strategic progress continue to position us well for delivering our purpose of Helping Britain Prosper.’

António Horta-Osório
Group Chief Executive

Strong financial performance with improvements in underlying and statutory profit

●
Underlying profit of £4.5 billion, up 8 per cent; underlying return on tangible equity of 16.6 per cent

●
Total income 4 per cent higher at £9.3 billion

Net interest income of £5.9 billion, up 2 per cent with improved margin of 2.82 per cent

Other income 8 per cent higher at £3.3 billion

●
Operating costs 1 per cent lower at £4.0 billion. Market-leading cost:income ratio improved to 45.8 per cent

●
Asset quality remains strong with impairment charge of £268 million, asset quality ratio stable at 12 basis points

●
Loans and advances increased to £453 billion, including the benefit of the acquisition of MBNA

●
Statutory profit before tax 4 per cent higher at £2.5 billion, despite an additional £1 billion of conduct charges in the second quarter, primarily in respect of PPI

●
Strong capital generation of c.100 basis points reflecting strong underlying performance with common equity tier 1 (CET1) ratio of 14.0 per cent (13.5 per cent post dividend); leverage ratio of 4.9 per cent

●
Tangible net assets per share of 52.4 pence (31 Dec 2016: 54.8 pence) after payment of 2016 final dividend of 2.2 pence per share and a 1.4 pence per share reduction from the acquisition of MBNA

2017 guidance for NIM and AQR updated, with all other guidance reaffirmed

●
Net interest margin for the full year now expected to be close to 2.85 per cent, including MBNA

●
Asset quality ratio for the full year now expected to be less than 20 basis points, including MBNA

●
Continue to expect 2017 capital generation at the top end of the 170-200 basis points ongoing guidance range

●
All other longer term guidance remains unchanged

Increased interim dividend

●
Interim ordinary dividend of 1.0 pence per share, up 18 per cent, in line with our progressive and sustainable approach to ordinary dividends

CONSOLIDATED INCOME STATEMENT − UNDERLYING BASIS

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2017	2016	Change	2016	Change
	£ million	£ million	%	£ million	%

Net interest income	5,925	5,782	2	5,653	5
Other income	3,348	3,093	8	2,972	13
Total income	9,273	8,875	4	8,625	8
Operating lease depreciation	(495)	(428)	(16)	(467)	(6)
Net income	8,778	8,447	4	8,158	8
Operating costs	(4,018)	(4,041)	1	(4,052)	1
Impairment	(268)	(245)	(9)	(400)	33
Underlying profit	4,492	4,161	8	3,706	21

Volatility and other items	(358)	(1,247)		(297)
Payment protection insurance provision	(1,050)	–		(1,000)
Other conduct provisions	(540)	(460)		(625)
Statutory profit before tax	2,544	2,454	4	1,784	43
Taxation	(905)	(597)		(1,127)
Profit for the period	1,639	1,857	(12)	657	149

Earnings per share	2.0p	2.3p	(13)	0.6p	233

Banking net interest margin	2.82%	2.74%	8bp	2.69%	13bp
Average interest-earning banking assets	£431bn	£437bn	(1)	£435bn	(1)
Cost:income ratio	45.8%	47.8%	(2.0)pp	49.7%	(3.9)pp
Asset quality ratio	0.12%	0.11%	1bp	0.18%	(6)bp
Return on risk-weighted assets	4.20%	3.75%	45bp	3.35%	85bp
Underlying return on tangible equity	16.6%	15.1%	1.5pp	13.2%	3.4pp
Return on tangible equity	8.2%	9.7%	(1.5)pp	3.6%	4.6pp

BALANCE SHEET AND KEY RATIOS

	At 30 June	At 31 Dec	Change
	2017	2016	%

Loans and advances to customers1	£453bn	£450bn	1
Customer deposits2	£417bn	£413bn	1
Loan to deposit ratio	109%	109%	–
Total assets	£815bn	£818bn	–
Pro forma common equity tier 1 ratio pre 2017 dividend accrual3	14.0%	13.8%	0.2pp
Pro forma common equity tier 1 ratio3	13.5%	13.8%	(0.3)pp
Transitional total capital ratio	20.8%	21.4%	(0.6)pp
Pro forma leverage ratio3	4.9%	5.0%	(0.1)pp
Risk-weighted assets	£218bn	£216bn	1
Tangible net assets per share4	52.4p	54.8p	(2.4)p

1	Excludes reverse repos of £11.4 billion (31 December 2016: £8.3 billion).
2	Excludes repos of £1.0 billion (31 December 2016: £2.5 billion).
3
The common equity tier 1 and leverage ratios at 30 June 2017 and 31 December 2016 are reported on a pro forma basis, separately reflecting dividends paid by the Insurance business in July 2017 (in relation to 2017 interim earnings) and February 2017 (in relation to 2016 full year earnings).

4	Tangible net assets per share at 30 June 2017 reflected the payment of the final dividend of 2.2 pence per share in May 2017 and a 1.4 pence per share reduction from the acquisition of MBNA.

SUMMARY CONSOLIDATED BALANCE SHEET

	At 30 June	At 31 Dec
	2017	2016
	£ million	£ million

Assets
Cash and balances at central banks	50,491	47,452
Trading and other financial assets at fair value through profit or loss	161,970	151,174
Derivative financial instruments	30,024	36,138
Loans and receivables
Loans and advances to banks	8,865	26,902
Loans and advances to customers	464,604	457,958
Debt securities	3,841	3,397
	477,310	488,257
Available-for-sale financial assets	51,803	56,524
Other assets	43,321	38,248
Total assets	814,919	817,793

Liabilities
Deposits from banks	24,879	16,384
Customer deposits	417,617	415,460
Trading and other financial liabilities at fair value through profit or loss	55,671	54,504
Derivative financial instruments	29,190	34,924
Debt securities in issue	71,557	76,314
Liabilities arising from insurance and investment contracts	116,970	114,502
Subordinated liabilities	18,575	19,831
Other liabilities	32,114	37,059
Total liabilities	766,573	768,978

Shareholders’ equity	42,513	43,020
Other equity instruments	5,355	5,355
Non-controlling interests	478	440
Total equity	48,346	48,815
Total equity and liabilities	814,919	817,793

GROUP CHIEF EXECUTIVE’S STATEMENT

We have delivered another strong financial performance in the first half with increased underlying and statutory profit and strong capital generation. We have returned to full private ownership, completed the acquisition of MBNA and have made good strategic progress. As a simple, low risk, UK focused bank we are well placed to continue to help Britain prosper.

Operating environment
The UK economy remains resilient following strong employment and GDP growth in recent years together with private sector deleveraging and rising house prices. Inflation is however now rising above disposable income given the recent depreciation in sterling and, while this may affect consumption going forward, the economy should benefit from rising exports and earnings from foreign assets.

The regulatory environment continues to evolve and there are a number of areas on which we await further clarity including Basel IV, but given the strength of our balance sheet and the capital generative nature of our business model, we are well placed to meet these requirements.

Financial performance
The Group has delivered another strong financial performance in the first half of the year. Underlying profit was 8 per cent higher at £4.5 billion with underlying return after tax on tangible equity 1.5 percentage points higher at 16.6 per cent. Income was 4 per cent higher reflecting higher net interest income and other income. Operating costs continue to fall as delivery of the Simplification programme drives further efficiency, and the Group’s cost:income ratio fell to 45.8 per cent. Asset quality remains strong and the asset quality ratio remained stable at 12 basis points. Statutory profit before tax increased 4 per cent to £2.5 billion. This was after taking additional provisions for PPI and other conduct related issues which was disappointing. The Group is also currently undertaking a review of the HBOS Reading fraud and is in the process of paying compensation to the victims of the fraud for economic losses, ex-gratia payments and awards for distress and inconvenience. The strong underlying performance has nevertheless enabled the Group to generate approximately 100 basis points of CET1 capital in the period, at the top end of our guided range.

Our balance sheet remains strong, with a pre dividend CET1 ratio of 14.0 per cent (13.5 per cent post dividend), a total capital ratio of 20.8 per cent and a leverage ratio of 4.9 per cent. Given the strong capital generation in the first half of the year, the Board has recommended an interim ordinary dividend of 1.0 pence per share, an increase of 18 per cent.

Strategic progress
We have continued to make good progress on our strategic priorities in 2017 as we approach the final months of our plan period.

Creating the best customer experience
As a customer focused business, we are committed to meeting our customers’ evolving needs and preferences through our multi-brand and multi-channel approach. We operate the UK’s largest branch network and the largest digital bank with nearly 13 million active online users. We have more than 8.5 million mobile banking users and for the third consecutive year, the Lloyds Bank app has been rated the most feature rich mobile banking app of all the UK major banks.

Improvements continue to be made across the business as we transform key customer journeys. In Mortgages, customers can receive an agreement in principle in less than 15 minutes and there has been a 36 per cent increase in customers receiving their mortgage offer in less than 14 days with some offers now in two working days. In account opening and onboarding we have opened 300,000 branch savings accounts in less than 30 minutes with a new streamlined process that has halved appointment times. In Commercial Banking we have delivered a 77 per cent increase in the proportion of SME clients onboarded in less than 30 days, with approximately 50 per cent using digital agreements. In Insurance, a core part of our strategy, we have received a number of industry and consumer awards across our key business propositions.

Becoming simpler and more efficient
Cost management continues to be a strategic priority and we remain focused on maintaining competitive advantage through our cost leadership. The Simplification programme is on track to deliver the target of £1.4 billion of annual run-rate savings by the end of 2017, with £1.2 billion of run-rate savings delivered to date. The savings have been delivered through process redesign and automation, improvements in our sourcing arrangements and through organisational changes. These will remain areas of focus as we move into the next phase of our strategy. The Group’s market-leading cost:income ratio improved to 45.8 per cent and we continue to expect to exit 2019 with a cost:income ratio of around 45 per cent.

Delivering sustainable growth
We are making good progress in growing market share in areas where we are underrepresented. In Consumer Finance we have grown our motor finance and credit card portfolios organically and the acquisition of MBNA allows us to significantly increase our participation in the UK prime credit card market within our prudent risk appetite. In addition, we have continued to grow SME lending ahead of the market and are committed to supporting first-time home buyers where we are still the largest lender. Open book mortgage balances at 30 June were broadly stable compared to the end of 2016, including the reacquisition of a portfolio of mortgages from TSB, and we expect them to grow in the second half of the year. In Insurance, we continue to invest in developing the brand and the business, including our financial planning and retirement capabilities and have also completed five bulk annuity deals in 2017.

We remain committed to supporting the people, businesses and communities in the UK through our Helping Britain Prosper Plan. As part of this plan, we have already provided more than £4 billion in funding support to the manufacturing sector, ahead of our original 2014 target. We have also supported more than 63,000 start-ups and helped around 2,500 clients to start exporting this year and we are on track to exceed our 2017 targets in both areas.

We have also announced that our next strategy update for the period 2018-2020 will accompany the Group’s full year results in February 2018, and in preparation for this we have made a number of organisational and senior management changes. The changes are aimed at aligning and strengthening the Group’s structure to ensure we meet evolving customer needs and deliver the continuous transformation required of the organisation in the most effective way.

The combination of the progress we have made towards our strategic priorities and our strong financial performance has enabled the Group to be returned to full private ownership with the UK taxpayer receiving approximately £900 million more than the £20.3 billion originally invested.

Outlook
Our differentiated UK focused business model continues to deliver with our cost leadership and lower risk positioning providing competitive advantage, and our updated financial targets reflect our confidence in the future prospects of the Group.

For the full year, and after including MBNA, net interest margin is now expected to be close to 2.85 per cent and the asset quality ratio is expected to be less than 20 basis points. We continue to expect capital generation for 2017 at the top end of the ongoing 170-200 basis points range and for the cost:income ratio to be lower than in 2016. All other longer term guidance remains unchanged.

António Horta-Osório
Group Chief Executive

SUMMARY OF GROUP RESULTS

Strong financial performance with improvements in underlying and statutory profit
Underlying profit in the first half of 2017 was £4,492 million, 8 per cent higher than in the first half of 2016 with higher total income and lower operating costs offset by a small increase in the impairment charge.

Statutory profit before tax in the period was 4 per cent higher at £2,544 million and included charges for PPI and other conduct issues, of which a further £1,040 million was taken in the second quarter. Statutory profit after tax was £1,639 million and the return on tangible equity was 8.2 per cent.

The Group’s CET1 ratio strengthened to 14.0 per cent on a pro forma basis (31 December 2016: 13.8 per cent pro forma) pre dividends with the Group generating c.100 basis points of CET1 capital in the first half of 2017. Tangible net assets per share at 30 June were 52.4 pence.

Total income
	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2017	2016	Change	2016	Change
	£ million	£ million	%	£ million	%

Net interest income	5,925	5,782	2	5,653	5
Other income	3,348	3,093	8	2,972	13
Total income	9,273	8,875	4	8,625	8
Operating lease depreciation1	(495)	(428)	(16)	(467)	(6)
Net income	8,778	8,447	4	8,158	8

Banking net interest margin	2.82%	2.74%	8bp	2.69%	13bp
Average interest-earning banking assets	£430.9bn	£436.9bn	(1)	£434.9bn	(1)

1	Net of gains on disposal of leased assets.

Further detail on net interest income is included on page 23.

Total income at £9,273 million increased by 4 per cent with growth in both net interest and other income.

Net interest income increased to £5,925 million, 2 per cent higher, reflecting an 8 basis point improvement in the net interest margin to 2.82 per cent, partly offset by a 1 per cent reduction in average interest-earning banking assets. The improvement in net interest margin continues to be driven by lower deposit and wholesale funding costs, which have more than offset reduced lending rates, and includes a small uplift from the consolidation of MBNA. Average interest-earning banking assets were 1 per cent lower at £431 billion with continued growth in Consumer Finance offset by some further contraction in the mortgage book and reduced lending to the Global Corporates segment.

Given the acquisition of MBNA, the Group now expects growth in both average interest-earning assets and net interest margin in the second half of the year, and expects the full year net interest margin to be close to 2.85 per cent.

The Group manages the risk to its capital and earnings from adverse movements in interest rates centrally by hedging liabilities which are deemed to be stable or less sensitive to change in market interest rates. As at 30 June 2017, the balance hedged was c.£143 billion (31 December 2016: £111 billion) with an average duration of c.3 years and an earning rate of approximately 1.4 per cent over LIBOR (half-year to 30 June 2016: 1.3 per cent over LIBOR). In the first half of 2017, the benefit from the structural hedge totalled £0.9 billion over LIBOR (half-year to 30 June 2016: £0.8 billion).

Other income was £3,348 million, 8 per cent higher than in the first half of 2016. The improvement reflected a strong performance by Commercial Banking which included income earned from support given to Mid Market and Global Corporate clients with a number of significant refinancing and hedging transactions in the second quarter, further growth in Consumer Finance in relation to the Lex Autolease business, and the gain of £146 million on the sale of the Group’s interest in VocaLink.

Operating costs
	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2017	2016	Change	2016	Change
	£ million	£ million	%	£ million	%

Operating costs	4,018	4,041	1	4,052	1
Cost:income ratio	45.8%	47.8%	(2.0)pp	49.7%	(3.9)pp
Operating jaws	5%
Simplification savings annual run-rate	1,174	642		947

Operating costs of £4,018 million were 1 per cent lower reflecting the Group’s tight cost control and the benefits of the improvements in efficiency delivered through the Simplification programme. The Group further increased its investment in developing digital capability and improving the branch network to respond to changing customer preferences.

The Group has delivered £1.2 billion of run-rate savings to date and remains on track to deliver £1.4 billion of targeted Simplification annual run-rate savings by the end of 2017.

The cost:income ratio improved to 45.8 per cent with positive operating jaws in the period of 5 per cent. The Group continues to expect the cost:income ratio for 2017 to be lower than 2016 (48.7 per cent).

Impairment
	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2017	2016	Change	2016	Change
	£ million	£ million	%	£ million	%

Total impairment charge	268	245	(9)	400	33
Asset quality ratio	0.12%	0.11%	1bp	0.18%	(6)bp
Gross asset quality ratio	0.23%	0.26%	(3)bp	0.29%	(6)bp
Impaired loans as a % of closing advances	1.8%	2.0%	(0.2)pp	1.8%	–
Provisions as a % of impaired loans	43.4%	43.5%	(0.1)pp	43.4%	–

Asset quality remains strong and the loan portfolios are well positioned, reflecting the Group’s continued prudent through the cycle approach to credit risk appetite.

The impairment charge increased by £23 million to £268 million in the first half. Whilst new impairment charges were lower, mainly in Commercial Banking, this was more than offset by a reduced benefit from provision releases and write-backs. The asset quality ratio was 12 basis points (half-year to 30 June 2016: 11 basis points) with the gross asset quality ratio (before releases and write-backs) falling 3 basis points compared with the same period in 2016 and remaining stable compared with the first quarter in 2017.

The Group now expects the asset quality ratio for the year to be less than 20 basis points including MBNA.

Impaired loans have fallen by £0.2 billion to £8.3 billion (31 December 2016: £8.5 billion) and represent 1.8 per cent of total lending at 30 June 2017. The reduction was mainly due to a large disposal in Commercial Banking during the first quarter and further reductions in Run-off.

Provisions as a percentage of impaired loans were unchanged at 43.4 per cent (31 December 2016: 43.4 per cent).

Statutory profit
	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2017	2016	Change	2016	Change
	£ million	£ million	%	£ million	%

Underlying profit	4,492	4,161	8	3,706	21
Volatility and other items
Enhanced Capital Notes	–	(790)		–
Market volatility and asset sales	136	128		311
Amortisation of purchased intangibles	(38)	(168)		(172)
Restructuring costs	(321)	(307)		(315)
Fair value unwind and other	(135)	(110)		(121)
	(358)	(1,247)		(297)
Payment protection insurance provision	(1,050)	–		(1,000)
Other conduct provisions	(540)	(460)		(625)
Statutory profit before tax	2,544	2,454	4	1,784	43
Taxation	(905)	(597)		(1,127)
Profit for the period	1,639	1,857	(12)	657	149

Further information on the reconciliation of underlying to statutory results is included on page 22.

Statutory profit before tax increased 4 per cent to £2,544 million (2016: £2,454 million) driven by the increased underlying profit, partly offset by increased conduct provisions.

The charge of £790 million for Enhanced Capital Notes in the first half of 2016 represented the write-off of the embedded derivative and premium paid on the redemption of remaining notes.

Market volatility and asset sales of £136 million included positive insurance volatility of £165 million. The credit of £128 million in 2016 included the gain on sale of Visa Europe of £484 million offset by negative insurance volatility of £372 million.

Amortisation of purchased intangibles was lower at £38 million (2016: £168 million) as certain intangible assets are now fully amortised. Restructuring costs increased to £321 million and comprised severance costs relating to the Simplification programme, the rationalisation of the non-branch property portfolio, the integration of MBNA and the work on implementing the ring-fencing requirements. The Group anticipates c.£0.2 billion of further implementation costs for the ring-fenced bank between now and the end of 2018, with a total cost of c.£0.5 billion.

The £1,050 million charge for PPI includes an additional £700 million provision taken in the second quarter reflecting current claim levels, which remain above the Group’s previous provision assumption. The additional provision will now cover reactive claims of around 9,000 per week through to the end of August 2019. Other conduct provisions of £540 million include an additional £340 million in the second quarter. The additional provision covers a number of items including packaged bank accounts and arrears handling. Following a review of the Group’s arrears handling activities, the Group has put in place a number of actions to improve further its handling of customers in these areas and the Group is reimbursing mortgage arrears fees. The Group is also currently undertaking a review of the HBOS Reading fraud and is in the process of paying compensation to the victims of the fraud for economic losses, ex-gratia payments and awards for distress and inconvenience. A provision of £100 million was taken in the first quarter and reflects the estimated compensation costs for HBOS Reading.

Taxation
The tax charge was £905 million, representing an effective tax rate of 35.6 per cent. The high effective tax rate largely reflects the restrictions on deductibility of conduct provisions and the banking surcharge.

Return on tangible equity
The return on tangible equity was 8.2 per cent with improved underlying profit offset by increased PPI and other conduct provisions. The Group continues to expect to generate a return on tangible equity of between 13.5 and 15.0 per cent in 2019.

Balance sheet
	At 30 June	At 31 Dec	Change
	2017	2016	%

Loans and advances to customers1	£453bn	£450bn	1
Customer deposits2	£417bn	£413bn	1
Loan to deposit ratio	109%	109%	–

Wholesale funding	£102bn	£111bn	(8)
Wholesale funding <1 year maturity	£30bn	£35bn	(13)
Of which money-market funding <1 year maturity3	£17bn	£14bn	23
Liquidity coverage ratio – eligible assets	£122bn	£121bn	1

1	Excludes reverse repos of £11.4 billion (31 December 2016: £8.3 billion).
2	Excludes repos of £1.0 billion (31 December 2016: £2.5 billion).
3	Excludes balances relating to margins of £2.9 billion (31 December 2016: £3.2 billion) and settlement accounts of £1.2 billion (31 December 2016: £1.8 billion).

Loans and advances to customers increased to £453 billion compared with £450 billion at 31 December 2016, largely driven by the acquisition of the MBNA credit card portfolio. Lending to Consumer Finance and SME customers continued to grow ahead of the market, increasing by 7 per cent (excluding MBNA) and 1 per cent respectively since 31 December 2016. This was more than offset by reductions in the Global Corporate segment as a result of the Group’s continued focus on optimising capital and returns and lower closed book mortgage balances.

Open book mortgage balances at 30 June were broadly stable compared to the end of 2016 and include the reacquisition of £1.7 billion of mortgages from TSB in the second quarter. The open mortgage book is expected to grow in the second half of the year and close the year slightly above the 2016 closing position.

Capital ratios and risk-weighted assets
	At 30 June	At 31 Dec	Change
	2017	2016	%

Pro forma common equity tier 1 ratio pre 2017 dividend accrual1	14.0%	13.8%	0.2pp
Pro forma common equity tier 1 ratio1	13.5%	13.8%	(0.3)pp
Transitional tier 1 capital ratio	16.6%	17.0%	(0.4)pp
Transitional total capital ratio	20.8%	21.4%	(0.6)pp
Pro forma leverage ratio1	4.9%	5.0%	(0.1)pp
Risk-weighted assets	£218bn	£216bn	1

Shareholders’ equity	£43bn	£43bn	(1)
Tangible net assets per share	52.4p	54.8p	(2.4)p

1
The common equity tier 1 and leverage ratios at 30 June 2017 and 31 December 2016 are reported on a pro forma basis, separately reflecting dividends paid by the Insurance business in July 2017 (in relation to 2017 interim earnings) and February 2017 (in relation to 2016 full year earnings).

The Group’s CET1 ratio improved to 14.0 per cent on a pro forma basis before accruing for 2017 dividends. The Group continues to be strongly capital generative and generated c.100 basis points of capital in the period. This comprised c.140 basis points of underlying capital generation along with c.40 basis points from a reduction in risk-weighted assets (before MBNA) and other factors, partly offset by c.80 basis points to cover conduct provisions. In addition, the Group utilised the CET1 capital retained at 31 December 2016 to cover the acquisition of MBNA. The Group continues to expect capital generation in 2017 at the upper end of the 170-200 basis points ongoing guidance range.

While there remain a number of potential regulatory capital developments (including the introduction of the systemic risk buffer in 2019), the Board’s view of the current level of CET1 capital required to grow the business, meet regulatory requirements and cover uncertainties remains unchanged at around 13 per cent.

The amount of capital we believe is appropriate to hold is likely to vary from time to time depending on circumstances and the Board will continue to give due consideration, subject to the situation at the time, to the distribution of any surplus capital through the use of special dividends or share buy backs.

Risk-weighted assets increased to £218 billion as a result of the acquisition of MBNA and targeted growth in key customer segments, partly offset through active portfolio management, disposals and other movements.

The leverage ratio reduced by 0.1 per cent on a pro forma basis to 4.9 per cent, largely reflecting the impact of the acquisition of MBNA on both tier 1 capital and the leverage exposure measure.

Tangible net assets per share fell to 52.4 pence (31 December 2016: 54.8 pence), largely reflecting the payment of the 2016 final dividend of 2.2 pence per share during May 2017 and the 1.4 pence per share impact of the MBNA acquisition.

Structural reform (ring-fencing) update
The Group is making good progress with the implementation of its ring-fencing programme, including the non ring-fenced bank, Lloyds Bank Corporate Markets plc (LBCM), and remains on track to meet the legal and regulatory requirements by 1 January 2019. LBCM will primarily comprise Commercial Banking Markets Financing (including loan markets, bonds and asset securitisation), Commercial Banking Financial Markets Products (including elements of FX and rates), the business undertaken by Lloyds Bank International Ltd and the Group’s branches in the United States, Singapore and Crown Dependencies.

As a simple, UK retail and commercial bank, the impact on the Group is relatively limited and there will be minimal impact for the majority of the Group’s retail and commercial customers. Approximately 3 per cent of the Group’s loans and advances to customers and approximately 7 per cent of Group’s risk-weighted assets will be in the non ring-fenced bank. A conditional banking licence with restrictions has been approved for the non ring-fenced entity and preliminary credit ratings for LBCM have been confirmed by S&P (A-/A-2) and Fitch (A/F1).

In addition to the ring-fenced and non ring-fenced banks, the Group will continue to operate its Insurance business as a separate entity and will have a new Equity sub-group which will broadly comprise the LDC business and strategic investments.

UNDERLYING BASIS – SEGMENTAL ANALYSIS

Half-year to 30 June 2017					Run-off and
		Commercial	Consumer		Central
	Retail	Banking	Finance1	Insurance	items	Group
	£m	£m	£m	£m	£m	£m

Net interest income	3,337	1,425	1,041	(50)	172	5,925
Other income	477	1,100	755	872	144	3,348
Total income	3,814	2,525	1,796	822	316	9,273
Operating lease depreciation	–	(18)	(449)	–	(28)	(495)
Net income	3,814	2,507	1,347	822	288	8,778
Operating costs	(2,077)	(1,057)	(463)	(414)	(7)	(4,018)
Impairment	(139)	(13)	(125)	–	9	(268)
Underlying profit	1,598	1,437	759	408	290	4,492

Banking net interest margin	2.29%	3.45%	5.58%			2.82%
Average interest-earning banking assets	£297.3bn	£84.9bn	£37.9bn		£10.8bn	£430.9bn
Asset quality ratio	0.09%	0.02%	0.67%			0.12%
Return on risk-weighted assets	5.83%	3.11%	4.36%			4.20%
Loans and advances to customers2	£295.8bn	£95.9bn	£45.4bn		£16.1bn	£453.2bn
Customer deposits3	£269.4bn	£138.8bn	£7.1bn		£1.3bn	£416.6bn

Half-year to 30 June 2016					Run off and
		Commercial	Consumer		Central
	Retail	Banking	Finance	Insurance	items	Group
	£m	£m	£m	£m	£m	£m

Net interest income	3,296	1,306	994	(80)	266	5,782
Other income	558	982	658	921	(26)	3,093
Total income	3,854	2,288	1,652	841	240	8,875
Operating lease depreciation	–	(52)	(368)	–	(8)	(428)
Net income	3,854	2,236	1,284	841	232	8,447
Operating costs	(2,144)	(1,035)	(466)	(395)	(1)	(4,041)
Impairment	(162)	35	(128)	–	10	(245)
Underlying profit	1,548	1,236	690	446	241	4,161

Banking net interest margin	2.23%	3.18%	6.27%			2.74%
Average interest-earning banking assets	£305.0bn	£88.1bn	£32.9bn		£10.9bn	£436.9bn
Asset quality ratio	0.11%	(0.06)%	0.79%			0.11%
Return on risk-weighted assets	5.70%	2.42%	4.47%			3.75%
Loans and advances to customers2	£300.5bn	£102.0bn	£33.7bn		£16.8bn	£453.0bn
Customer deposits3	£271.3bn	£141.4bn	£9.1bn		£1.5bn	£423.3bn

1	Includes MBNA with effect from 1 June 2017.
2	Excludes reverse repos of £11.4 billion (30 June 2016: £nil).
3	Excludes repos of £1.0 billion (30 June 2016: £nil).

UNDERLYING BASIS – QUARTERLY INFORMATION

	Quarter	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended	ended
	30 June	31 Mar	31 Dec	30 Sept	30 June
	2017	2017	2016	2016	2016
	£m	£m	£m	£m	£m

Net interest income	2,997	2,928	2,805	2,848	2,876
Other income	1,866	1,482	1,545	1,427	1,616
Total income	4,863	4,410	4,350	4,275	4,492
Operating lease depreciation	(263)	(232)	(226)	(241)	(235)
Net income	4,600	4,178	4,124	4,034	4,257
Operating costs	(2,050)	(1,968)	(2,134)	(1,918)	(2,054)
Impairment	(141)	(127)	(196)	(204)	(96)
Underlying profit	2,409	2,083	1,794	1,912	2,107
Market volatility and asset sales	124	12	46	265	331
Amortisation of purchased intangibles	(15)	(23)	(85)	(87)	(84)
Restructuring costs	(164)	(157)	(232)	(83)	(146)
Fair value unwind and other items	(74)	(61)	(75)	(46)	(63)
Payment protection insurance provision	(700)	(350)	–	(1,000)	–
Other conduct provisions	(340)	(200)	(475)	(150)	(345)
Statutory profit before tax	1,240	1,304	973	811	1,800

Banking net interest margin	2.83%	2.80%	2.68%	2.69%	2.74%
Average interest-earning banking assets	£431.0bn	£430.9bn	£434.0bn	£435.9bn	£435.6bn
Cost:income ratio	44.6%	47.1%	51.7%	47.5%	48.2%
Asset quality ratio	0.13%	0.12%	0.17%	0.18%	0.09%

DIVISIONAL RESULTS

RETAIL
Retail offers a broad range of financial service products, including current accounts, savings and mortgages, to UK personal customers, including Wealth and small business customers. It is also a distributor of insurance, and a range of long-term savings and investment products. Its aim is to be the best bank for customers in the UK, by building deep and enduring relationships that deliver value to customers, as well as providing them with greater choice and flexibility. It will maintain its multi-brand, multi-channel strategy, continue to simplify the business and provide more transparent products, helping to improve service levels and reduce conduct risks.

Progress against strategic initiatives
Creating the best customer experience
●
Announced a new approach to overdrafts that is simple, clear and puts customers in control.

●
Largest UK digital bank with nearly 13 million active online users including over 8.5 million mobile users.

●
For the third year running, Lloyds Bank’s mobile banking app has been independently ranked number one in the UK for functionality.

●
Implemented click to call technology enabling customers to contact the call centre from the Group’s Mobile App without the need for additional ID verification for the majority of transactions.

●
36 per cent increase in customers receiving their mortgage offer in less than 14 days, with some offers completed in two working days.

●
Around 90 per cent of new branch savings accounts opened in less than 30 minutes using new digital process, with appointment times halved.

●
Retail complaint volumes (excluding PPI) were down 24 per cent in the year to date versus the same period in 2016.

Becoming simpler and more efficient
●
Continued investment in new distribution technology; iPads introduced in more than 1,800 branches and used for over 5 million transactions since going live.

●
Maintained the UK’s largest branch network with a 21 per cent market share, despite a small number of branch closures.

●
Improving accessibility in rural areas by increasing the number of mobile branches to 20, with further increases planned in the second half of the year.

Delivering sustainable growth
●
Continued the Group’s commitment to support first-time buyers, with more than £5 billion lent so far in 2017, on track to meet the target of £10 billion in the year.

●
On track to exceed the Group’s commitment on start-up businesses with over 63,000 supported in 2017 to date.

Financial performance
●
Underlying profit increased 3 per cent to £1,598 million with improved net interest margin and further cost reductions more than offsetting continued pressure on sources of other income.

●
Net interest income increased 1 per cent reflecting a 6 basis point improvement in net interest margin partly offset by a reduction in interest-earning banking assets.

●
Other income was 15 per cent lower than the first half of 2016, driven by changing customer needs.

●
Operating costs decreased 3 per cent to £2,077 million, driven by further efficiency savings which have more than covered increased investment in the business.

●
Impairment charge decreased 14 per cent to £139 million, benefiting from higher unsecured debt sales and a benign credit environment. Underlying credit quality remains stable.

●
Loans and advances to customers fell 1 per cent to £295.8 billion. Open book mortgage balances at 30 June were broadly stable compared to the end of 2016 after reflecting the reacquisition of £1.7 billion of mortgages from TSB in the second quarter.

●
Customer deposits decreased 1 per cent to £269.4 billion, driven by the continued reduction in tactical balances.

●
Risk-weighted assets have remained broadly flat at £55.3 billion.

Performance summary
	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2017	2016	Change	2016	Change
	£m	£m	%	£m	%

Net interest income	3,337	3,296	1	3,201	4
Other income	477	558	(15)	495	(4)
Total income	3,814	3,854	(1)	3,696	3
Operating lease depreciation	–	–		–
Net income	3,814	3,854	(1)	3,696	3
Operating costs	(2,077)	(2,144)	3	(2,030)	(2)
Impairment	(139)	(162)	14	(211)	34
Underlying profit	1,598	1,548	3	1,455	10

Banking net interest margin	2.29%	2.23%	6bp	2.16%	13bp
Average interest-earning banking assets	£297.3bn	£305.0bn	(3)	£300.4bn	(1)
Asset quality ratio	0.09%	0.11%	(2)bp	0.14%	(5)bp
Impaired loans as % of closing advances	1.5%	1.4%	0.1pp	1.5%	–
Return on risk-weighted assets	5.83%	5.70%	13bp	5.21%	62bp

	At 30 June	At 31 Dec
	2017	2016	Change
	£bn	£bn	%

Loans and advances excluding closed portfolios	270.6	271.0	–
Closed portfolios	25.2	26.7	(6)
Loans and advances to customers	295.8	297.7	(1)

Relationship balances	254.9	253.8
Tactical balances	14.5	17.2	(16)
Customer deposits	269.4	271.0	(1)

Risk-weighted assets	55.3	55.2	−

COMMERCIAL BANKING
Commercial Banking has a client-led, low risk, capital efficient strategy, helping UK-based clients and international clients with a link to the UK. Through its four client facing divisions – SME, Mid Markets, Global Corporates and Financial Institutions – it provides clients with a range of products and services such as lending, transactional banking, working capital management, risk management, debt capital markets services, as well as access to private equity through Lloyds Development Capital.

Progress against strategic initiatives
Commercial Banking continues to meet its strategic objective of improving returns on risk-weighted assets. In the first half of 2017, Commercial Banking has delivered a return of 3.11 per cent significantly outperforming the commitment of 2.40 per cent for 2017.

Creating the best customer experience
●
Awarded Business Bank of the Year at the FDs’ Excellence Awards for the 13th consecutive year.

●
Helping Britain prosper globally through its newly launched International Trade Portal which provides clients with access to 110,000 importers, 30,000 suppliers, 25,000 market reports, 20,000 trade shows and live tenders.

Becoming simpler and more efficient
●
Continue to improve the end-to-end journey for clients by significantly improving the way SMEs open an account with approximately 50 per cent of SME account openings in 2017 using the new digital signature tool.

●
Increased digital capability; clients can now simply and quickly place, review and renew their online deposits 24 hours a day which has improved client experiences.

Delivering sustainable growth
●
Participated in over £3.6 billion of financing in the first half of 2017 to support UK government infrastructure projects.

●
On track to exceed the annual £1 billion Helping Britain Prosper funding commitment for manufacturing businesses in each year since the commitment was made in 2014. The cumulative target of £4 billion over four years has been met in the first half of the year, six months ahead of schedule.

Financial performance
●
Underlying profit increased 16 per cent to £1,437 million.

●
Return on risk-weighted assets increased to 3.11 per cent, up 69 basis points, demonstrating the continued progress in delivering sustainable returns.

●
Income growth of 10 per cent to £2,525 million with strong growth in Mid Markets and Global Corporates.

●
Net interest income up 9 per cent to £1,425 million, supported by disciplined deposit pricing and expanded asset margins due to reduced funding costs. Net interest margin improved by 27 basis points.

●
Other income up 12 per cent led by good franchise growth including support given to Mid Market and Global Corporate clients with a number of significant refinancing and hedging transactions. Growth in LDC driven by successful equity exits.

●
Operating lease depreciation reduced due to accelerated charges in the prior year on certain leasing assets.

●
Operating costs up 2 per cent due to continued investment in the business including simplifying the end-to-end customer journey. Disciplined management of staff-related costs has supported positive operating jaws of 10 per cent.

●
Impairment charge of £13 million reflects effective credit risk management and the continued low interest rate environment. Asset quality ratio remains low at 0.02 per cent.

●
Loans and advances fell 4 per cent to £95.9 billion mainly due to reductions in Global Corporates. Lending growth in SME has remained at above market growth levels.

●
Deposits increased by 5 per cent to £138.8 billion. Strong momentum in attracting high quality transactional banking deposits across the franchise that continues to support the balance sheet strength of the Group.

●
Continued active portfolio management with risk-weighted assets decreasing £5.2 billion, driven primarily by the reduction in loans and advances.

Performance summary
	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2017	2016	Change	2016	Change
	£m	£m	%	£m	%

Net interest income	1,425	1,306	9	1,429	–
Other income	1,100	982	12	1,005	9
Total income	2,525	2,288	10	2,434	4
Operating lease depreciation	(18)	(52)	65	(53)	66
Net income	2,507	2,236	12	2,381	5
Operating costs	(1,057)	(1,035)	(2)	(1,098)	4
Impairment (charge) release	(13)	35		(51)	75
Underlying profit	1,437	1,236	16	1,232	17

Banking net interest margin	3.45%	3.18%	27bp	3.33%	12bp
Average interest-earning banking assets	£84.9bn	£88.1bn	(4)	£89.0bn	(5)
Asset quality ratio	0.02%	(0.06)%	8bp	0.10%	(8)bp
Impaired loans as % of closing advances	2.0%	2.3%	(0.3)pp	2.2%	(0.2)pp
Return on risk-weighted assets	3.11%	2.42%	69bp	2.46%	65bp

	At 30 June	At 31 Dec
	2017	2016	Change
	£bn	£bn	%

Loans and advances to customers	95.9	100.4	(4)
Customer deposits	138.8	132.6	5
Risk-weighted assets	90.8	96.0	(5)

CONSUMER FINANCE
Consumer Finance comprises the Group’s consumer lending products, including motor finance, credit cards (including MBNA), unsecured personal loans and its European consumer business. Its aim is to deliver sustainable growth, within a prudent risk appetite in these markets through its multi-brand, multi-channel distribution model.

Progress against strategic initiatives
The division continues to make significant progress against its strategic objectives, and in June, successfully completed the acquisition of the MBNA credit card business from Bank of America. The acquisition consolidates the Group’s position as Britain’s largest credit card issuer. Customer assets have grown by £11 billion since the start of the year, primarily driven by £7.9 billion related to MBNA and continued organic growth.

Creating the best customer experience
●
Consumer Cards customer complaints reduced 25 per cent year-on-year, despite continued portfolio growth, as customer concerns are addressed and fixed.

●
Black Horse completed the first phase of its new digital platform. This enables dealers to clearly present information to customers and submit applications via a tablet.

●
Lex Autolease launched a new website for both business and personal customers, improving access from mobile devices.

●
Loans introduced upfront eligibility checking for existing current account customers, and extended the Halifax offer beyond existing customers.

Becoming simpler and more efficient
●
Black Horse has simplified the process for new customers through the introduction of welcome videos and the issuance of contract information digitally.

●
Lex Autolease has re-platformed its IT infrastructure, improving IT resilience and doubling performance speed.

●
Bank of Scotland Germany has replaced its IT system with a modular digital platform that will result in an IT cost reduction of c.30 per cent over a five year period.

Delivering sustainable growth
●
Consumer Finance continues to closely monitor the economic environment to maintain performance within its prudent risk appetite.

●
Continue to tighten lending criteria with increased conservatism in residual risk management.

●
Lex Autolease has achieved its five year ambition to grow the fleet by 100,000 vehicles, cementing its position as the UK’s leading motor vehicle leasing company.

Financial performance
●
Underlying profit at £759 million was up 10 per cent (6 per cent excluding MBNA), mainly driven by higher income and lower impairments. Return on risk-weighted assets remained strong at 4.36 per cent.

●
Net interest income at £1,041 million was up 5 per cent from strong asset growth.

●
Other income was up 15 per cent at £755 million, with continued fleet growth in Lex Autolease. This increase was partly offset by growth in associated operating lease depreciation.

●
Operating costs fell by 1 per cent to £463 million through continued underlying efficiency savings.

●
Impairment charge down 2 per cent at £125 million due to debt sales more than offsetting portfolio growth. Underlying asset quality ratio was broadly flat at 1.30 per cent.

●
UK customer assets were up 30 per cent since December 2016, reflecting the acquisition of MBNA and continued growth in Black Horse, in particular through the partnership with Jaguar Land Rover.

●
Customer deposits were down 10 per cent since December 2016 to £7.1 billion, in line with the Group’s deposit strategy.

Performance summary
	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	20171	2016	Change	2016	Change
	£m	£m	%	£m	%

Net interest income	1,041	994	5	947	10
Other income	755	658	15	680	11
Total income	1,796	1,652	9	1,627	10
Operating lease depreciation	(449)	(368)	(22)	(407)	(10)
Net income	1,347	1,284	5	1,220	10
Operating costs	(463)	(466)	1	(473)	2
Impairment	(125)	(128)	2	(154)	19
Underlying profit	759	690	10	593	28

Banking net interest margin	5.58%	6.27%	(69)bp	5.52%	6bp
Average interest-earning banking assets	£37.9bn	£32.9bn	15	£34.9bn	9
Asset quality ratio	0.67%	0.79%	(12)bp	0.88%	(21)bp
Impaired loans as % of closing advances	1.8%	2.3%	(0.5)pp	2.1%	(0.3)pp
Return on risk-weighted assets	4.36%	4.47%	(11)bp	3.73%	63bp

1	Includes MBNA with effect from 1 June 2017 (total income £63 million; operating costs £21 million; impairment £14 million).

	At 30 June	At 31 Dec
	2017	2016	Change
	£bn	£bn	%

Loans and advances to customers	45.4	35.1	29
Operating lease assets	4.6	4.1	12
Total customer assets	50.0	39.2	28
Of which UK	42.7	32.8	30

Customer deposits	7.1	7.9	(10)

Risk-weighted assets	40.0	32.1	25

INSURANCE
The Insurance division is committed to providing a range of trusted, value for money protection, general insurance, pension and investment products to meet the needs of its customers. Scottish Widows, with customer funds under management of £124 billion, together with the general insurance business help around 9 million customers to protect what they value most and to plan financially for the future.

Progress against strategic initiatives
The Group continues to invest in developing the Insurance business and seeks to grow in areas where it has competitive advantage and is underrepresented, for the benefit of both customers and shareholders.

Creating the best customer experience
●
Awarded ‘Pension Firm of the Year’ (FDs’ Excellence Awards), ‘Pensions Provider of the Year’ (Pensions Age Awards) and ‘Risk Reduction Provider of the Year’ (UK Pensions Awards).

●
Helped almost 10,000 protection customers at the most difficult and challenging times of their lives. An improved customer claim journey means that the percentage of new protection claims paid is one of the highest in the industry.

Becoming simpler and more efficient
●
More than 40 per cent of corporate pension schemes are now using the digital service for employers, which has significantly reduced processing times.

●
Launched a digital service for employees with workplace pensions enabling individuals to view their pension value and contribution history, update personal details and access educational material on pension basics.

Delivering sustainable growth
●
Collaborated with Commercial Banking to source lower risk, long-maturity assets to match growing annuitant liabilities, providing finance to support two major UK infrastructure projects.

●
Annualised payments to annuity customers in retirement have reached £1 billion, reflecting robust growth in this business.

●
Sums assured under Scottish Widows Protect have almost doubled to £4.7 billion since the end of 2016.

●
Continuing the progress made in 2016, five further bulk annuity transactions were successfully completed in the first half of 2017.

●
Corporate pension, planning and retirement funds under management increased by 8 per cent to £38 billion reflecting net inflows and positive market movements.
●
Longstanding life, pensions and investment (LP&I) funds under management remains stable.

Financial performance
●
Underlying profit decreased by 9 per cent to £408 million as a result of lower bulk annuity transactions and increased investment costs in the first half of 2017. Compared to the second half of 2016, underlying profit grew by 4 per cent.

●
Life and pensions sales increased by 4 per cent reflecting growth in corporate pensions, planning and retirement and protection. Excluding bulk annuity deals, sales increased by 25 per cent.

●
General insurance underwritten new business household premiums have increased by 3 per cent, driven by the new flexible online offering launched in 2016. However, total underwritten premiums have decreased by 13 per cent, reflecting the continued competitiveness of the household market and the run off of legacy products.

●
Costs increased to £414 million reflecting higher investment expenditure with business as usual costs remaining broadly flat.

Capital
●
Paid an interim dividend of £75 million to the Group in July 2017, bringing total dividends paid since the formation of the Group in 2009, to £7.2 billion.

●
The estimated post interim dividend Solvency II ratio of 152 per cent (31 December 2016 post dividend position: 147 per cent) represents the shareholder view of Solvency II surplus. The increase in the ratio primarily reflects in year earnings and favourable market volatility, partly offset by capital invested in new business.

Performance summary
	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2017	2016	Change	2016	Change
	£m	£m	%	£m	%

Net interest income	(50)	(80)	38	(66)	24
Other income	872	921	(5)	834	5
Total income	822	841	(2)	768	7
Operating costs	(414)	(395)	(5)	(377)	(10)
Underlying profit	408	446	(9)	391	4

Life and pensions sales (PVNBP)1	4,984	4,791	4	4,128	21
New business income	153	222	(31)	159	(4)
General insurance underwritten new GWP2	38	37	3	38	–
General insurance underwritten total GWP2	370	424	(13)	409	(10)
General insurance combined ratio	88%	89%	(1)pp	85%	3pp
Solvency II ratio3	152%	144%	8pp	147%	5pp

1	Present value of new business premiums.
2	Gross written premiums.
3	On a post dividend shareholder basis. The equivalent regulatory view of the ratio (including With Profits funds) is 147 per cent at 30 June 2017 (31 December 2016: 143 per cent).

Income by product group
	Half-year to 30 June 2017			Half-year to 30 June 2016
	New	Existing		New	Existing		Half-year
	business	business	Total	business	business	Total	to 31 Dec
	income	income	income	income	income	income	2016
	£m	£m	£m	£m	£m	£m	£m

Corporate pensions	50	48	98	69	52	121	106
Bulk annuities	40	13	53	84	6	90	47
Planning and retirement	46	45	91	58	47	105	99
Protection	10	10	20	8	9	17	19
Longstanding LP&I	7	220	227	3	223	226	223
	153	336	489	222	337	559	494
Life and pensions experience and other items			191			124	99
General insurance			157			168	186
NII and free asset return			(15)			(10)	(11)
Total income			822			841	768

Presentation of 2016 income by product group restated to be aligned with 2017 proposition groupings.

New business income has decreased by £69 million to £153 million, driven by the timing of bulk annuity transactions and lower income from corporate pensions and planning and retirement. Existing business income is broadly flat. Compared to the second half of 2016, new business income is stable.

Experience and other items contributed a net benefit of £191 million (2016: £124 million). This included £170 million from the addition of a new death benefit to certain legacy pension contracts, aligning terms with other similar products. An equivalent benefit of £184 million in the first half of 2016 was partly offset by the impact of reforms on activity within the corporate pensions market.

General insurance income net of claims has decreased by £11 million reflecting the continued competitiveness of the Home market and the run off of legacy products.

RUN-OFF AND CENTRAL ITEMS

RUN-OFF
	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2017	2016	Change	2016	Change
	£m	£m	%	£m	%

Net interest income	(48)	(59)	19	(51)	6
Other income	45	78	(42)	42	7
Total income	(3)	19		(9)	67
Operating lease depreciation	(28)	(8)		(7)
Net income	(31)	11		(16)	(94)
Operating costs	(23)	(38)	39	(39)	41
Impairment release	14	10	40	16	(13)
Underlying loss	(40)	(17)		(39)	(3)

	At 30 June	At 31 Dec
	2017	2016	Change
	£bn	£bn	%

Loans and advances to customers	9.1	9.6	(5)
Total assets	10.7	11.3	(5)
Risk-weighted assets	8.1	8.5	(5)

●
The underlying loss increased to £40 million largely as a result of additional depreciation charges on certain leasing assets.
●
Total run-off assets have reduced by a further 5 per cent since 31 December 2016.

CENTRAL ITEMS

	Half-year	Half-year	Half-year
	to 30 June	to 30 June	to 31 Dec
	2017	2016	2016
	£m	£m	£m

Total income	319	221	109
Costs	16	37	(35)
Impairment charge	(5)	–	–
Underlying profit	330	258	74

●
Central items includes income and expenditure not attributed to divisions, including the costs of certain central and head office functions.
●
Total income included the gain on sale of the Group’s interest in VocaLink of £146 million together with gains on sales of liquid assets and other items.

ADDITIONAL INFORMATION

1.
Reconciliation between statutory and underlying basis results

The tables below set out the reconciliation from the statutory results to the underlying basis results, the principles of which are set out on the inside front cover.

		Removal of:
	Lloyds
	Banking	Volatility			Other
	Group	and other	Insurance		conduct	Underlying
	statutory	items1,4	gross up2	PPI	provisions	basis
Half-year to 30 June 2017	£m	£m	£m	£m	£m	£m

Net interest income	5,202	115	608	–	–	5,925
Other income, net of insurance claims	4,097	(89)	(660)	–	–	3,348
Total income	9,299	26	(52)	–	–	9,273
Operating lease depreciation		(495)	–	–	–	(495)
Net income	9,299	(469)	(52)	–	–	8,778
Operating expenses3	(6,552)	892	52	1,050	540	(4,018)
Impairment	(203)	(65)	–	–	–	(268)
Profit before tax	2,544	358	–	1,050	540	4,492

Half-year to 30 June 2016

Net interest income	5,225	134	423	–	–	5,782
Other income, net of insurance claims	3,095	502	(519)	–	15	3,093
Total income	8,320	636	(96)	–	15	8,875
Operating lease depreciation		(428)	–	–	–	(428)
Net income	8,320	208	(96)	–	15	8,447
Operating expenses3	(5,504)	922	96	–	445	(4,041)
Impairment	(362)	117	–	–	–	(245)
Profit before tax	2,454	1,247	–	–	460	4,161

1
Half-year to 30 June 2017 comprises the effects of asset sales (gains of £6 million); volatile items (gains of £145 million); liability management (losses of £15 million); the amortisation of purchased intangibles (£38 million); restructuring costs (£321 million, comprising severance costs relating to the Simplification programme, the rationalisation of the non-branch property portfolio, the work on implementing the ring-fencing requirements and the integration of MBNA); and the fair value unwind and other items (losses of £135 million).

2
The Group’s insurance businesses’ income statements include income and expenditure which are attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact in total upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

3	The statutory basis figure is the aggregate of operating costs and operating lease depreciation.
4
Half-year to 30 June 2016 comprises the write-off of the ECN embedded derivative and premium paid on redemption of the remaining notes (losses of £790 million); the effects of asset sales (gains of £335 million); volatile items (losses of £353 million); liability management (gains of £146 million); the amortisation of purchased intangibles (£168 million); restructuring costs (£307 million, principally comprising the severance related costs under phase II of the Simplification programme); and the fair value unwind (losses of £110 million).

2.
Banking net interest margin

The net interest margin is calculated by dividing underlying banking net interest income by average interest-earning banking assets.

Non-banking net interest income largely comprises subordinated debt costs incurred by the Insurance business. Non-banking assets largely comprise fee based loans and advances within Commercial Banking and loans sold by Commercial Banking and Retail to Insurance to back annuitant liabilities.

The table below shows the reconciliation between statutory net interest income and underlying banking net interest.

	Half-year	Half-year	Half-year
	to 30 June	to 30 June	to 31 Dec
	2017	2016	2016
	£m	£m	£m

Group net interest income – statutory basis	5,202	5,225	4,049
Insurance gross up	608	423	1,475
Volatility and other items	115	134	129
Group net interest income – underlying basis	5,925	5,782	5,653
Non-banking net interest expense	96	173	218
Banking net interest income – underlying basis	6,021	5,955	5,871

Average interest-earning banking assets	£430.9bn	£436.9bn	£434.9bn

Banking net interest margin	2.82%	2.74%	2.69%

The table below shows a reconciliation between net loans and advances to customers and average interest-earning banking assets.

	Quarter	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	31 Dec	30 Sept	30 Jun
	2017	2017	2016	2016	2016
	£bn	£bn	£bn	£bn	£bn

Net loans and advances to customers	453.2	444.7	449.7	451.7	453.0
Impairment provision and fair value adjustments	3.3	3.6	3.7	3.8	4.1
Non-banking items:
Fee based loans and advances	(7.4)	(8.5)	(9.4)	(8.7)	(9.1)
Sale of assets to Insurance	(6.8)	(6.6)	(6.7)	(6.2)	(6.1)
Other non-banking	(4.2)	(3.4)	(5.0)	(5.5)	(4.9)
Gross banking loans and advances	438.1	429.8	432.3	435.1	437.0
Averaging	(7.1)	1.1	1.7	0.8	(1.4)
Average interest-earning banking assets (qtr)	431.0	430.9	434.0	435.9	435.6
Average interest-earning banking assets (year to date)	430.9	430.9	435.9	436.6	436.9

3.
Volatility arising in insurance businesses

Volatility included in the Group’s statutory results before tax comprises the following:

	Half-year	Half-year	Half-year
	to 30 June	to 30 June	to 31 Dec
	2017	2016	2016
	£m	£m	£m

Insurance volatility	74	(328)	176
Policyholder interests volatility	110	(10)	251
Total volatility	184	(338)	427
Insurance hedging arrangements	(19)	(34)	(146)
Total	165	(372)	281

The Group’s insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to results based on the actual return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.

4.
Number of employees (full-time equivalent)

	At 30 June	At 31 Dec
	2017	2016

Retail	29,109	29,926
Commercial Banking	5,567	5,755
Consumer Finance1	5,524	3,425
Insurance	1,870	1,939
Group operations and other	30,824	30,843
	72,894	71,888
Agency staff, interns and scholars	(2,639)	(1,455)
Total number of employees	70,255	70,433

1	Includes MBNA at 30 June 2017.

5.
Tangible net assets per share

The table below sets out a reconciliation of the Group’s shareholders’ equity to its tangible net assets.

	At 30 June	At 31 Dec
	2017	2016
	£m	£m

Shareholders’ equity	42,513	43,020
Goodwill	(2,299)	(2,016)
Intangible assets	(2,536)	(1,681)
Purchased value of in-force business	(323)	(340)
Other, including deferred tax effects	283	170
Tangible net assets	37,638	39,153

Ordinary shares in issue, excluding Own shares	71,871m	71,413m
Tangible net assets per share	52.4p	54.8p

6.
Return on tangible equity

The Group’s return on tangible equity is calculated as follows:

	Half-year	Half-year	Half-year
	to 30 June	to 30 June	to 31 Dec
	2017	2016	2016
	£bn	£bn	£bn
Underlying return on tangible equity
Average shareholders’ equity	43.3	42.6	43.1
Average intangible assets	(4.2)	(4.0)	(3.9)
Average tangible equity	39.1	38.6	39.2

Underlying profit after tax (£m)	3,301	3,032	2,700
Add back amortisation of intangible assets (post tax) (£m)	108	86	89
Less profit attributable to other equity holders (£m)	(158)	(163)	(158)
Less profit attributable to non-controlling interests (£m)	(41)	(63)	(38)
Adjusted underlying profit after tax (£m)	3,210	2,892	2,593

Underlying return on tangible equity	16.6%	15.1%	13.2%

Statutory return on tangible equity
Group statutory profit after tax (£m)	1,639	1,857	657
Add back amortisation of intangible assets (post tax) (£m)	108	86	89
Add back amortisation of purchased intangible assets (post tax) (£m)	45	148	151
Less profit attributable to other equity holders (£m)	(158)	(163)	(158)
Less profit attributable to non-controlling interests (£m)	(41)	(63)	(38)
Adjusted statutory profit after tax (£m)	1,593	1,865	701

Statutory return on tangible equity	8.2%	9.7%	3.6%

RISK MANAGEMENT
PRINCIPAL RISKS AND UNCERTAINTIES

The significant risks faced by the Group which could impact the success of delivering against the Group’s long-term strategic objectives and through which global macro-economic conditions, ongoing political uncertainty, regulatory developments and market liquidity dynamics could manifest, are detailed below. Except where noted, there has been no significant change to the description of these risks or key mitigating actions disclosed in the Group’s 2016 Annual Report and Accounts, with any quantitative disclosures updated herein.

The Group has already considered many of the potential implications following the UK’s vote to leave the European Union and continues to manage related developments to assess, and if possible mitigate any impact to its customers, colleagues and products − as well as all legal, regulatory, tax, finance and capital implications.

Credit risk – The risk that customers and/or other counterparties whom the Group has either lent money to or entered into a financial contract with, or other counterparties with whom the Group has contracted, fail to meet their financial obligations, resulting in loss to the Group. Adverse changes in the economic and market environment the Group operates in or the credit quality and/or behaviour of the Group’s customers and counterparties could reduce the value of the Group’s assets and potentially increase the Group’s write downs and allowances for impairment losses, adversely impacting profitability.

Conduct risk – Conduct risk can arise from the failure to design products and services to ensure they are aligned to customer needs and to design and execute sales processes to ensure products and services are offered only to those customers who need and will benefit from them. Additionally, the failure to provide ongoing support and service to customers and to recognise and respond to customer complaints, providing appropriate rectification in a timely manner. Conduct risk can result from the failure to ensure that colleagues behave in line with conduct, regulatory and ethical standards. Additionally, market conduct risks exist where actions taken can disrupt the fair and effective operation of a market in which the Group is active.

Market risk – The risk that the Group’s capital or earnings profile is affected by adverse market rates, in particular interest rates and credit spreads in the Banking business, equity and credit spreads in the Insurance business, and credit spreads in the Group’s Defined Benefit Pension Schemes.

Operational risk – The Group faces significant operational risks, such as risk of cyber and terrorism, which may result in financial loss, disruption of services to customers, and damage to its reputation. These include the availability, resilience and security of the Group’s core IT systems and the potential for failings in the Group’s customer processes.

Capital risk – The risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.

Funding and liquidity risk – The risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.

Regulatory and legal risk – The risks of changing legislation, regulation (including regulatory changes such as the Second Payment Services Directive and Open Banking), policies, voluntary codes of practice and their interpretation in the markets in which the Group operates can have a significant impact on the Group’s operations, business prospects, structure, costs and/or capital requirements and ability to enforce contractual obligations.

Governance risk – Against a background of increased regulatory focus on governance and risk management, the most significant challenges arise from the requirement to improve the resolvability of the Group and to ring-fence core UK financial services and activities from January 2019, and from the further development of the Senior Managers and Certification Regime.

People risk – Key people risks include the risk that the Group fails to maintain organisational skills, capability, resilience and capacity levels in response to increasing volumes of organisational, political and external market change.

Insurance risk – Key insurance risks within the Insurance business are longevity, persistency and property insurance. Longevity risk is expected to increase as the Group’s presence in the bulk annuity market increases. Longevity is also the key insurance risk in the Group’s Defined Benefit Pension Schemes.

CREDIT RISK PORTFOLIO

Overview
?
Asset quality remains strong with portfolios continuing to benefit from the Group’s proactive approach to risk management, continued low interest rates, and a resilient UK economic environment.

?
Impaired loans as a percentage of closing loans and advances remained stable at 1.8 per cent, with impaired loans reducing by £202 million to £8,293 million during the period, mainly due to a large disposal in Commercial Banking during the first quarter and further reductions in Run-off.

?
The impairment charge increased by £23 million to £268 million in the first half. The increase was driven by lower provision releases and write-backs which more than offset a reduction in gross impairment charges mainly in Commercial Banking.

?
The asset quality ratio was 12 basis points (half-year to 30 June 2016: 11 basis points) with the gross asset quality ratio (before releases and write-backs) falling 3 basis points compared with the same period in 2016 and remaining stable compared with the first quarter of 2017.

?
The Group now expects the asset quality ratio for the year to be less than 20 basis points, including MBNA.

Low risk culture and prudent risk appetite

●
The Group continues to operate a prudent approach to credit risk, with the portfolios benefiting from the focus on credit quality at origination and a prudent through the cycle approach to credit risk appetite. The Group’s portfolios are well positioned against current economic concerns and market volatility.

●
The Group’s credit processes and controls ensure effective risk management, including early identification and management of customers and counterparties who may be showing signs of distress.

●
The Group has delivered lending growth in key segments without relaxing credit criteria.

●
Sector concentrations within the lending portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk and vulnerable sectors and asset classes:

The average indexed LTV of the Retail UK Secured portfolio at 30 June 2017 was 43.0 per cent (31 December 2016: 44.0 per cent). The percentage of closing loans and advances with an indexed LTV greater than 100 per cent was 0.7 per cent (31 December 2016: 0.7 per cent).

Robust indebtedness and affordability controls continue to ensure new unsecured lending is sustainable for customers.

Total UK Direct Real Estate gross lending across the Group was £19.4 billion at 30 June 2017 (31 December 2016: £19.9 billion) and includes Core Commercial Banking lending of £18.1 billion, £0.5 billion booked in the Islands Commercial business and £0.2 billion within Retail Business Banking (within Retail Division).

●
Run-off net external assets stood at £10,676 million at 30 June 2017, down from £11,336 million at 31 December 2016. The portfolio represents only 2.0 per cent of the overall Group’s loans and advances (31 December 2016: 2.1 per cent).

Impairment charge by division
	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2017	2016	Change	2016
	£m	£m	%	£m
Retail:
Secured	34	32	(6)	72
Overdrafts	94	120	22	121
Other	11	10	(10)	18
	139	162	14	211
Commercial Banking:
SME	1	(5)		(2)
Other	12	(30)		53
	13	(35)		51
Consumer Finance:
Credit Cards	49	59	17	77
Loans	30	42	29	28
UK Motor Finance	45	28	(61)	47
Europe	1	(1)		2
	125	128	2	154
Run-off:
Ireland retail	4	–		(1)
Corporate real estate and other corporate	(7)	9		(8)
Specialist finance	(7)	(13)	(46)	11
Other	(4)	(6)	(33)	(18)
	(14)	(10)	40	(16)
Central items	5	–		–
Total impairment charge	268	245	(9)	400

Asset quality ratio	0.12%	0.11%	1bp	0.18%
Gross asset quality ratio	0.23%	0.26%	(3)bp	0.29%

Total impairment charge comprises:

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2017	2016	Change	2016
	£m	£m	%	£m

Loans and advances to customers	265	257	(3)	400
Debt securities classified as loans and receivables	(4)	–		–
Available-for-sale financial assets	6	–		–
Other credit risk provisions	1	(12)		–
Total impairment charge	268	245	(9)	400

Group impaired loans and provisions
					Impairment
			Impaired		provisions
	Loans and		loans as %		as % of
	advances to	Impaired	of closing	Impairment	impaired
	customers	loans	advances	provisions1	loans2
At 30 June 2017	£m	£m	%	£m	%

Retail:
Secured	292,602	4,175	1.4	1,514	36.3
Overdrafts	1,964	168	8.6	84	80.8
Other	3,002	69	2.3	36	66.7
	297,568	4,412	1.5	1,634	37.7
Commercial Banking:
SME	30,387	898	3.0	160	17.8
Other	66,263	1,014	1.5	581	57.3
	96,650	1,912	2.0	741	38.8
Consumer Finance:
Credit Cards	17,634	413	2.3	263	82.7
Loans	7,967	259	3.3	109	86.5
UK Motor Finance3	12,786	126	1.0	139	110.3
Europe4	7,198	43	0.6	23	53.5
	45,585	841	1.8	534	87.1
Run-off:
Ireland retail	4,472	138	3.1	127	92.0
Corporate real estate and other corporate	1,151	885	76.9	364	41.1
Specialist finance	2,958	24	0.8	37	154.2
Other	1,092	81	7.4	29	35.8
	9,673	1,128	11.7	557	49.4
Reverse repos and other items5	18,424
Total gross lending	467,900	8,293	1.8	3,466	43.4
Impairment provisions	(3,466)
Fair value adjustments6	170
Total Group	464,604

1	Impairment provisions include collective unidentified impairment provisions.
2
Impairment provisions as a percentage of impaired loans are calculated excluding Retail and Consumer Finance loans in recoveries (£64 million in Retail Overdrafts, £15 million in Retail Other, £95 million in Consumer Finance Credit Cards and £133 million in Consumer Finance Loans).

3	UK Motor Finance comprises the UK motor finance portfolios, principally Black Horse and Lex Autolease.
4	Europe comprises Netherlands mortgages and German Consumer Finance products.
5	Includes £6.8 billion of lower risk loans sold by Commercial Banking and Retail to Insurance to back annuitant liabilities.
6
The Group made adjustments to reflect the HBOS and MBNA loans and advances at fair value on acquisition. At 30 June 2017, the remaining fair value adjustment was £170 million comprising a positive adjustment of £300 million in respect of the MBNA assets and a negative adjustment of £130 million in respect of the HBOS assets. The fair value unwind in respect of impairment losses for the six months ended 30 June 2017 was £42 million (30 June 2016: £27 million). The fair value unwind in respect of loans and advances will reduce to zero over time.

					Impairment
			Impaired		provisions
	Loans and		loans as %		as % of
	advances to	Impaired	of closing	Impairment	impaired
	customers	loans	advances	provisions1	loans2
At 31 December 2016	£m	£m	%	£m	%

Retail:
Secured	294,503	4,104	1.4	1,503	36.6
Overdrafts	1,952	179	9.2	90	82.6
Other	3,038	71	2.3	37	67.3
	299,493	4,354	1.5	1,630	38.2
Commercial Banking:
SME	29,959	923	3.1	173	18.7
Other	71,217	1,256	1.8	651	51.8
	101,176	2,179	2.2	824	37.8
Consumer Finance:
Credit Cards	9,843	307	3.1	157	81.8
Loans	7,767	277	3.6	92	81.4
UK Motor Finance	11,555	120	1.0	127	105.8
Europe	6,329	41	0.6	20	48.8
	35,494	745	2.1	396	85.0
Run-off:
Ireland retail	4,497	138	3.1	133	96.4
Corporate real estate and other corporate	1,190	896	75.3	399	44.5
Specialist finance	3,374	99	2.9	111	112.1
Other	1,198	84	7.0	39	46.4
	10,259	1,217	11.9	682	56.0
Reverse repos and other items3	15,249
Total gross lending	461,671	8,495	1.8	3,532	43.4
Impairment provisions	(3,532)
Fair value adjustments	(181)
Total Group	457,958

1	Impairment provisions include collective unidentified impairment provisions.
2
Impairment provisions as a percentage of impaired loans are calculated excluding Retail and Consumer Finance loans in recoveries (£70 million in Retail Overdrafts, £16 million in Retail Other, £115 million in Consumer Finance Credit Cards and £164 million in Consumer Finance Loans).

3	Includes £6.7 billion of lower risk loans sold by Commercial Banking and Retail to Insurance to back annuitant liabilities.

Retail
●
Loans and advances in Retail contracted by 0.6 per cent to £297,568 million (31 December 2016: £299,493 million), driven by the Secured portfolio.

●
Asset quality remains strong across all portfolios. New business quality is stable with fewer loans entering arrears, and remains within credit risk appetite.

●
Impaired loans as a percentage of closing advances remained stable at 1.5 per cent.

●
Impairment provisions as a percentage of impaired loans was broadly stable at 37.7 per cent (31 December 2016: 38.2 per cent).

●
The impairment charge decreased to £139 million (half-year to 30 June 2016: £162 million), mostly due to debt sale write-backs in the Overdrafts portfolio.

Secured
●
Loans and advances reduced by 0.6 per cent on the Secured book to £292,602 million (31 December 2016: £294,503 million), with reductions in both the Mainstream and Buy-to-let portfolios. The closed Specialist portfolio has continued to run-off, reducing by 5.3 per cent to £16,662 million (31 December 2016: £17,593 million).

●
The value of owner-occupier interest only loans reduced in the first half of 2017 by 4.3 per cent to £69,505 million (31 December 2016: £72,651 million).

●
The value of mortgages greater than three months in arrears (excluding repossessions) reduced by 2.2 per cent to £5,900 million at 30 June 2017 (31 December 2016: £6,033 million). New business quality remained stable and flows into arrears improved.

●
Impaired loans as a percentage of closing advances remained stable at 1.4 per cent.

●
Impairment provisions as a percentage of impaired loans remained stable at 36.3 per cent (31 December 2016: 36.6 per cent), reflecting a continued prudent approach to provisioning.

●
The impairment charge was £34 million (half-year to 30 June 2016: £32 million).

●
The average indexed LTV of the portfolio improved to 43.0 per cent (31 December 2016: 44.0 per cent). The percentage of loans and advances with an indexed LTV in excess of 100 per cent was unchanged at 0.7 per cent.

●
The average LTV for new mortgages written in the first half of 2017 was stable at 64.0 per cent (31 December 2016: 64.4 per cent).

Overdrafts
●
Loans and advances increased by 0.6 per cent in the first half of 2017 to £1,964 million (31 December 2016: £1,952 million).

●
Impaired loans as a percentage of closing advances were 8.6 per cent (31 December 2016: 9.2 per cent).

●
Impairment provisions as a percentage of impaired loans decreased to 80.8 per cent (31 December 2016: 82.6 per cent).

●
The impairment charge decreased by 21.7 per cent to £94 million (half-year to 30 June 2016: £120 million), largely due to increased debt sale write-backs and improved underlying performance.

Retail secured and unsecured loans and advances to customers

	At 30 June	At 31 Dec
	2017	2016
	£m	£m

Mainstream	221,832	222,450
Buy-to-let	54,108	54,460
Specialist1	16,662	17,593
Total secured	292,602	294,503

Overdrafts	1,964	1,952
Wealth	1,993	2,034
Retail Business Banking	1,009	1,004
	4,966	4,990
Total	297,568	299,493

1	Specialist lending has been closed to new business since 2009.
Retail mortgages greater than three months in arrears (excluding repossessions)

	Number of cases		Total mortgage accounts %		Value of loans1		Total mortgage balances %
	June	Dec	June	Dec	June	Dec	June	Dec
	2017	2016	2017	2016	2017	2016	2017	2016
	Cases	Cases	%	%	£m	£m	%	%

Mainstream	34,919	35,254	1.7	1.7	3,809	3,865	1.7	1.7
Buy-to-let	5,106	5,324	1.1	1.1	633	660	1.2	1.2
Specialist	8,869	9,078	7.4	7.2	1,458	1,508	8.8	8.6
Total	48,894	49,656	1.8	1.8	5,900	6,033	2.0	2.0

1	Value of loans represents total gross book value of mortgages more than three months in arrears.

The stock of repossessions decreased to 595 cases at 30 June 2017 compared to 678 cases at 31 December 2016.

Period end and average LTVs across the Retail mortgage portfolios

	Mainstream	Buy-to-let	Specialist	Total	Unimpaired	Impaired
	%	%	%	%	%	%

At 30 June 2017
Less than 60%	58.8	56.2	57.7	58.3	58.5	42.4
60% to 70%	17.0	24.0	17.4	18.3	18.3	17.8
70% to 80%	13.6	13.1	12.3	13.4	13.4	14.1
80% to 90%	8.1	4.5	6.9	7.4	7.4	10.4
90% to 100%	2.0	1.6	2.5	1.9	1.9	6.0
Greater than 100%	0.5	0.6	3.2	0.7	0.5	9.3
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	221,832	54,108	16,662	292,602	288,427	4,175
Average loan to value:1
Stock of residential mortgages	40.9	52.4	47.5	43.0
New residential lending	64.7	60.6	n/a	64.0
Impaired mortgages	50.7	69.2	61.4	54.9

	Mainstream	Buy-to-let	Specialist	Total	Unimpaired	Impaired
	%	%	%	%	%	%

At 31 December 2016
Less than 60%	56.8	52.0	53.8	55.8	56.0	38.3
60% to 70%	17.8	25.4	17.8	19.2	19.3	18.4
70% to 80%	14.0	14.4	13.6	14.0	14.0	15.3
80% to 90%	8.4	6.1	8.6	8.0	7.9	11.9
90% to 100%	2.4	1.5	3.1	2.3	2.2	6.8
Greater than 100%	0.6	0.6	3.1	0.7	0.6	9.3
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	222,450	54,460	17,593	294,503	290,399	4,104
Average loan to value:1
Stock of residential mortgages	41.8	53.7	49.2	44.0
New residential lending	65.0	61.9	n/a	64.4
Impaired mortgages	51.8	69.0	61.9	55.8

1	Average loan to value is calculated as total gross loans and advances as a percentage of the indexed total collateral of these loans and advances.

Commercial Banking
●
There was a net impairment charge of £13 million compared to a net release of £35 million in the first half of 2016, primarily driven by a lower level of write-backs and provision releases, which more than offset a reduction in gross charges. The portfolio continues to benefit from effective risk management, a relatively benign economic environment and continued low interest rates.

●
Credit quality of the portfolio and new business remains good.

●
Impaired loans reduced by 12.3 per cent to £1,912 million compared with £2,179 million at 31 December 2016 and as a percentage of loans and advances reduced to 2.0 per cent from 2.2 per cent at 31 December 2016.

●
Impairment provisions reduced to £741 million (31 December 2016: £824 million) and included collective unidentified impairment provisions of £179 million (31 December 2016: £183 million). Provisions as a percentage of impaired loans increased from 37.8 per cent to 38.8 per cent during the first half of 2017.

●
The UK faces a number of significant headwinds including the changing UK and global economic outlook and uncertainty relating to EU exit negotiations which have the ability to impact the Commercial Banking portfolios.

●
Commercial Banking remains disciplined within its low risk appetite approach and credit risks continue to be effectively managed. It manages and limits exposure to certain sectors and asset classes, and closely monitors credit quality, sector and single name concentrations.

●
Internal and external key performance indicators continue to be monitored closely to help identify early signs of any deterioration and portfolios remain subject to ongoing risk mitigation actions as appropriate.

●
Despite the uncertain economic headwinds, the portfolios are well positioned and the Group’s through the cycle risk appetite approach is expected to remain unchanged. However, portfolios will not be immune and impairments are likely to increase from their historic low levels, driven predominantly by lower levels of releases and write-backs.

Portfolios

●
The SME Banking portfolio continues to grow within prudent credit risk appetite parameters. Portfolio credit quality has remained stable or improved across all key metrics.

●
The Mid Markets business remains UK-focused and performance generally reflects the underlying performance of the UK economy. The first half of 2017 has seen a continuation of relatively benign credit conditions, underpinned by low interest rates, GDP growth and low unemployment. Lower Sterling values have benefited exporters of goods and services while placing pressure on margins in businesses reliant on imports for domestic consumption. This has not resulted in material increases in stress across the bulk of the portfolio, with levels of default and impairment remaining low by historic standards.

●
The Global Corporates business continues to have a predominance of investment grade clients and is performing well, with limited downgrades occurring in the first half of 2017.

●
The commercial real estate business within the Group’s Mid Markets and Global Corporate portfolio is focused on clients operating in the UK commercial property market ranging in size from medium-sized private real estate entities up to publicly listed property companies. Despite political uncertainties and the potential impact of withdrawal from the EU, the market for UK real estate has continued to be resilient, with appetite from a range of investors. UK real estate continues to offer attractive yields compared to other asset classes and the fall in Sterling has boosted the attractiveness to foreign investors. Credit quality remains good with minimal impairments/stressed loans. Recognising this is a cyclical sector, appropriate caps are in place to control exposure and business propositions continue to be written in line with a prudent, through the cycle risk appetite with conservative LTVs, strong quality of income and proven management teams.

●
Financial Institutions serves predominantly investment grade counterparties with whom relationships are either client focused or held to support the Group’s funding, liquidity or general hedging requirements. The portfolio continues to be prudently managed within the Group’s conservative risk appetite and clearly defined sector strategies.

●
The Group continues to adopt a conservative stance across the Eurozone maintaining close portfolio scrutiny and oversight particularly given the current macro environment and horizon risks.

Consumer Finance
●
Loans and advances in the Consumer Finance book grew by 28.4 per cent to £45,585 million (31 December 2016: £35,494 million), mostly due to the acquisition of MBNA.

●
Asset quality remains strong. The quality of new business continues to be good, and remains within credit risk appetite.

●
Robust indebtedness and affordability controls continue to ensure new lending is sustainable for customers and the credit quality of the portfolio remains high.

●
Impaired loans grew by 12.9 per cent to £841 million (31 December 2016: £745 million) largely reflecting the acquisition of MBNA. Impaired loans as a percentage of closing advances improved to 1.8 per cent (31 December 2016: 2.1 per cent) indicating an improvement in overall credit quality.

●
Impairment provisions as a percentage of impaired loans increased to 87.1 per cent (31 December 2016: 85.0 per cent), due to a one-off change relating to the alignment of policy across brands in Loans, and growth in the UK Motor Finance portfolio coupled with prudent provisioning on residual value exposures.

●
The impairment charge was £125 million (half-year to 30 June 2016: £128 million) with growth in UK Motor Finance, offset by larger debt sale benefits in both the Cards and Loans portfolios compared to the first half of 2016.

Credit Cards
●
Loans and advances increased by 79.2 per cent to £17,634 million during the first half of 2017 (31 December 2016: £9,843 million), due to the acquisition of MBNA.

●
Impaired loans increased by 34.5 per cent to £413 million (31 December 2016: £307 million), reflecting the acquisition of MBNA. Impaired loans as a percentage of closing loans and advances improved to 2.3 per cent (31 December 2016: 3.1 per cent), reflecting the continued sale of debt in recoveries and the good credit quality of the portfolio.

●
Impairment provisions as a percentage of impaired loans remained broadly stable at 82.7 per cent (31 December 2016: 81.8 per cent).

●
The impairment charge decreased to £49 million (half-year to 30 June 2016: £59 million), driven by larger debt sale benefits in the first half of 2017 compared to the first half of 2016.

Loans
●
Loans and advances increased by 2.6 per cent to £7,967 million in the first half of 2017 (31 December 2016: £7,767 million) and credit quality remained strong.

●
Impaired loans decreased by 6.5 per cent to £259 million (31 December 2016: £277 million), largely due to the sale of debt in recoveries. Impaired loans as a percentage of closing loans and advances improved to 3.3 per cent (31 December 2016: 3.6 per cent).

●
Impairment provisions as a percentage of impaired loans increased to 86.5 per cent (31 December 2016: 81.4 per cent), reflecting a one-off change relating to policy alignment across brands for franchised customers.

●
The impairment charge decreased to £30 million (half-year to 30 June 2016: £42 million), driven by larger debt sale benefits in the first half of 2017 compared to the first half of 2016.

UK Motor Finance
●
Loans and advances increased by 10.7 per cent to £12,786 million during the first half of 2017 (31 December 2016: £11,555 million), with £583 million (47.4 per cent) of the growth occurring in the Jaguar Land Rover partnership.

●
Impaired loans increased by 5.0 per cent to £126 million (31 December 2016: £120 million) driven by book growth. Impaired loans as a percentage of closing loans and advances remained stable at 1.0 per cent.

●
Impairment provisions as a percentage of impaired loans increased to 110.3 per cent (31 December 2016: 105.8 per cent), reflecting continued prudence in provisions against residual value exposures.

●
The impairment charge was £45 million (half-year to 30 June 2016: £28 million), driven by growth and seasoning in the portfolio.

Forbearance

The Group operates a number of schemes to assist borrowers who are experiencing financial stress. Forbearance policies are disclosed in the Risk Management section of the Group’s 2016 Annual Report and Accounts, pages 127 to 129.

Retail forbearance
At 30 June 2017, UK Secured loans and advances currently or recently subject to forbearance improved to 0.6 per cent (31 December 2016: 0.7 per cent) of total UK Secured loans and advances. Overdrafts loans and advances currently or recently subject to forbearance were 4.1 per cent (31 December 2016: 4.0 per cent) of total overdrafts loans and advances.
					Impairment provisions
	Total loans and		Total forborne loans		as % of loans and
	advances which are		and advances which are		advances which are
	forborne		impaired		forborne
	At June	At Dec	At June	At Dec	At June	At Dec
	2017	2016	2017	2016	2017	2016
	£m	£m	£m	£m	%	%

UK Secured lending:
Temporary forbearance arrangements
Reduced payment arrangements1	299	428	82	101	5.9	4.9

Permanent treatments
Repair and term extensions2	1,342	1,668	93	116	4.7	4.7
Total	1,641	2,096	175	217	4.9	4.7

Overdrafts3:	80	78	69	61	46.0	38.0

1	Includes customers who had an arrangement to pay less than the contractual amount at 30 June or where an arrangement ended within the previous three months.
2	Includes capitalisation of arrears and term extensions which commenced during the previous 24 months and where the borrowers remain as customers at 30 June.
3	Includes temporary treatments where the customer is currently benefiting from change or the treatment has ended within the last six months.

Commercial Banking forbearance
At 30 June 2017, £2,321 million (31 December 2016: £2,645 million) of total loans and advances were forborne of which £1,912 million (31 December 2016: £2,179 million) were impaired. Impairment provisions as a percentage of forborne loans and advances increased from 31.2 per cent at 31 December 2016 to 31.9 per cent at 30 June 2017. Unimpaired forborne loans and advances were £409 million at 30 June 2017 (31 December 2016: £466 million).

The table below sets out the Group’s largest unimpaired forborne loans and advances to commercial customers (exposures over £5 million) as at 30 June 2017 by type of forbearance:
	30 June	31 Dec
	2017	2016
	£m	£m

Type of unimpaired forbearance:
Exposures > £5m1
Covenants	122	153
Extensions/alterations	–	7
Multiple	11	21
	133	181
Exposures < £5m1	276	285
Total	409	466

1	Material portfolios only.

Consumer Finance forbearance
At 30 June 2017, total loans and advances currently or recently subject to forbearance as a percentage of total loans and advances had reduced across the major Consumer Finance portfolios (30 June 2017: 1.3 per cent; 31 December 2016: 1.4 per cent), with decreases in Consumer Credit Cards (including MBNA) and Loans offset by an increase in UK Motor Finance.

	Total loans and advances which are forborne		Total forborne loans and advances which are impaired		Impairment provisions as % of loans and advances which are forborne
	30 June	31 Dec	30 June	31 Dec	30 June	31 Dec
	2017	2016	2017	2016	2017	2016
	£m	£m	£m	£m	%	%

Consumer Credit Cards1	302	212	194	119	34.7	29.0
Loans2	53	49	50	46	42.8	44.4
UK Motor Finance Retail2	109	117	50	62	23.2	27.0

1
Includes temporary treatments where the customer is currently benefiting from the change or the treatment has ended within the last six months. Permanent changes, such as returning a Card account in arrears to an in-order status, which commenced during the last 24 months for existing customers as at 30 June are also included. 30 June 2017 balances include MBNA (forborne loans; £110 million; impaired loans: £86 million).

2
Includes temporary treatments where the customer is currently benefiting from the change or the treatment has ended within the last six months. Permanent changes, such as refinancing, for existing customers as at 30 June are also included.

FUNDING AND LIQUIDITY MANAGEMENT

During the first half of 2017 the Group has maintained its strong funding and liquidity position, with a loan to deposit ratio of 109 per cent. The combination of a strong balance sheet and access to a range of funding markets, including government and central bank schemes, provides the Group with a broad range of options with respect to funding the balance sheet.

The Group ran a small excess liquidity position during the first half of 2017 in anticipation of the acquisition of MBNA. Following completion of this acquisition, the excess liquidity position has reduced, although the Group continues to meet the Liquidity Coverage Ratio (LCR) requirements, with a ratio in excess of 100 per cent.

Loans and advances to customers were £453.2 billion compared with £449.7 billion at 31 December 2016. Growth in lending balances was primarily driven by the acquisition of MBNA in addition to continued growth in lending to Consumer Finance and SME customers. Total customer deposits increased by £3.6 billion to £416.6 billion at 30 June 2017.

Wholesale funding has decreased by £8.5 billion to £102.3 billion; the amount with a residual maturity less than one year fell to £30.4 billion (£35.1 billion at 31 December 2016). The Group’s term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) has increased to 70 per cent (31 December 2016: 68 per cent). In the first half of 2017, the Group drew down £9 billion of funding from the Bank of England’s Term Funding Scheme (TFS), which has contributed to the lower new issuance volumes seen in the last six months. As at 30 June 2017 the total amount outstanding under the Funding for Lending Scheme (FLS) was £30.1 billion and under the TFS was £13.5 billion.

The credit ratings and outlook on Lloyds Bank were unchanged during the first half of 2017, and the median credit rating among the three major credit rating agencies remains ‘A+’.

Group funding position

	At 30 June	At 31 Dec
	2017	2016	Change
	£bn	£bn	%

Funding requirement
Loans and advances to customers1	453.2	449.7	1
Loans and advances to banks2	6.2	5.1	22
Debt securities	3.8	3.4	12
Reverse repurchase agreements	0.7	0.5	40
Available-for-sale financial assets – non-LCR eligible3	1.0	1.9	(47)
Cash and balances at central bank – non-LCR eligible4	3.8	4.8	(21)
Funded assets	468.7	465.4	1
Other assets5	244.5	249.9	(2)
	713.2	715.3	–
On balance sheet LCR eligible liquidity assets
Reverse repurchase agreements	11.5	8.7	32
Cash and balances at central banks4	46.7	42.7	9
Available-for-sale financial assets	50.8	54.6	(7)
Trading and fair value through profit and loss	(3.2)	1.8
Repurchase agreements	(4.1)	(5.3)	(23)
	101.7	102.5	(1)
Total Group assets	814.9	817.8	–
Less: other liabilities5	(247.7)	(245.2)	1
Funding requirement	567.2	572.6	(1)
Funded by
Customer deposits6	416.6	413.0	1
Wholesale funding7	102.3	110.8	(8)
	518.9	523.8	(1)
Total equity	48.3	48.8	(1)
Total funding	567.2	572.6	(1)

1	Excludes reverse repos of £11.4 billion (31 December 2016: £8.3 billion).
2	Excludes £1.9 billion (31 December 2016: £20.9 billion) of loans and advances to banks within the Insurance business and £0.8 billion (31 December 2016: £0.9 billion) of reverse repurchase agreements.
3	Non-LCR eligible liquid assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).
4	Cash and balances at central banks are combined in the Group’s balance sheet.
5	Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.
6	Excludes repos of £1.0 billion (31 December 2016: £2.5 billion).
7	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

Reconciliation of Group funding to the balance sheet
		Repos
		and cash	Fair value
	Included in	collateral	and other
	funding	received by	accounting	Balance
	analysis	Insurance	methods	sheet
At 30 June 2017	£bn	£bn	£bn	£bn

Deposits from banks	7.0	17.5	0.4	24.9
Debt securities in issue	76.7	–	(5.1)	71.6
Subordinated liabilities	18.6	–	–	18.6
Total wholesale funding	102.3	17.5
Customer deposits	416.6	1.0	–	417.6
Total	518.9	18.5

At 31 December 2016

Deposits from banks	8.1	8.0	0.3	16.4
Debt securities in issue	83.0	–	(6.7)	76.3
Subordinated liabilities	19.7	–	0.1	19.8
Total wholesale funding	110.8	8.0
Customer deposits	413.0	2.5	–	415.5
Total	523.8	10.5

Analysis of 2017 total wholesale funding by residual maturity

	Less				Nine			More	Total	Total
	than	One to	Three	Six to	months	One to	Two to	than	at	at
	one	three	to six	nine	to one	two	five	five	30 June	31 Dec
	month	months	months	months	year	years	years	years	2017	2016
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposit from banks	6.2	0.7	0.1	–	–	–	–	–	7.0	8.1
Debt securities in issue:
Certificates of deposit	1.7	3.4	2.2	1.4	1.3	–	–	–	10.0	7.5
Commercial paper	1.8	1.6	0.3	–	–	–	–	–	3.7	3.2
Medium-term notes1	0.3	1.0	0.2	1.4	0.6	3.8	12.4	14.5	34.2	36.9
Covered bonds	–	–	–	1.6	0.7	2.0	11.5	8.8	24.6	29.1
Securitisation	0.1	0.5	0.8	0.4	–	0.8	1.3	0.3	4.2	6.3
	3.9	6.5	3.5	4.8	2.6	6.6	25.2	23.6	76.7	83.0
Subordinated liabilities	–	0.4	–	0.2	1.5	0.8	3.5	12.2	18.6	19.7
Total wholesale funding2	10.1	7.6	3.6	5.0	4.1	7.4	28.7	35.8	102.3	110.8
Of which issued by Lloyds Banking Group plc3	–	–	–	–	–	–	2.8	7.3	10.1	7.4

1	At 31 December 2016, medium term notes included £1.4 billion of funding from the National Loan Guarantee Scheme. This matured in May 2017.
2	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.
3
Consists of medium-term notes (30 June 2017: £5.4 billion, 31 December 2016: £2.5 billion) and subordinated liabilities (30 June 2017: £4.6 billion, 31 December 2016: £4.9 billion). These amounts excluded AT1 securities (30 June 2017: £5.4 billion, 31 December 2016: £5.4 billion).

Analysis of 2017 term issuance

				Other
	Sterling	US Dollar	Euro	currencies	Total
	£bn	£bn	£bn	£bn	£bn

Securitisation	–	–	–	–	–
Medium-term notes	–	2.2	0.9	–	3.1
Covered bonds	1.0	–	–	–	1.0
Private placements1	0.1	0.2	0.1	–	0.4
Subordinated liabilities	–	–	–	–	–
Total issuance	1.1	2.4	1.0	–	4.5
Of which issued by Lloyds Banking Group plc2	–	2.2	0.9	–	3.1

1	Private placements include structured bonds and term repurchase agreements (repos).
2	Consists of medium-term notes.

Gross term issuance for the first half of 2017 totalled £4.5 billion. The Group continues to maintain a diversified approach to funding markets with trades in public and private format, secured and unsecured products and a wide range of currencies and markets. For 2017, the Group will continue to maintain this diversified approach to funding, including capital and funding from the holding company, Lloyds Banking Group plc, as needed to transition towards final UK Minimum Requirements for Own Funds and Eligible Liabilities (MREL). The maturities for the FLS and TFS are fully factored into the Group’s funding plan.

Liquidity portfolio
At 30 June 2017, the Banking business had £122.3 billion of highly liquid unencumbered LCR eligible assets, of which £121.7 billion is LCR level 1 eligible and £0.6 billion is LCR level 2 eligible. These assets are available to meet cash and collateral outflows and PRA regulatory requirements. A separate liquidity portfolio to mitigate any insurance liquidity risk is managed within the Insurance business. LCR eligible liquid assets represent over seven times the Group’s money market funding less than one year maturity (excluding derivative collateral margins and settlement accounts) and exceed total wholesale funding, and thus provides a substantial buffer in the event of continued market dislocation.

	At 30 June	At 31 Dec		Average	Average
	2017	2016	Change	2017	2016
	£bn	£bn	%	£bn	£bn
Level 1
Cash and central bank reserves	46.7	42.7	9	53.1	53.7
High quality government/MDB/agency bonds1	74.1	75.3	(2)	74.7	72.4
High quality covered bonds	0.9	2.3	(61)	1.0	2.4
Total	121.7	120.3	1	128.8	128.5

Level 22	0.6	0.5	20	0.5	0.5
Total LCR eligible assets	122.3	120.8	1	129.3	129.0

1	Designated multilateral development bank (MDB).
2	Includes Level 2A and Level 2B.

The Banking business also had £102.1 billion of secondary, non-LCR eligible liquidity, the vast majority of which is eligible for use in a range of central bank or similar facilities and the Group routinely makes use of as part of its normal liquidity management practices. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

The Group considers diversification across geography, currency, markets and tenor when assessing appropriate holdings of liquid assets. This liquidity is managed as a single pool in the centre and is under the control of the function charged with managing the liquidity of the Group. It is available for deployment at immediate notice, subject to complying with regulatory requirements.

Encumbered assets
The Board and GALCO monitor and manage total balance sheet encumbrance using a number of risk appetite metrics. At 30 June 2017, the Group had £79.1 billion (31 December 2016: £83.5 billion) of externally encumbered on balance sheet assets with counterparties other than central banks. The decrease in encumbered assets was primarily driven by a reduction in balances held within the Group’s issuance programmes.

The Group also had £586.5 billion (31 December 2016: £580.9 billion) of unencumbered on balance sheet assets, and £149.3 billion (31 December 2016: £153.5 billion) of pre-positioned and encumbered assets held with central banks. The Group encumbers mortgages, unsecured lending and credit card receivables through the issuance programmes and tradable securities through securities financing activity. The Group mainly positions mortgage assets at central banks. The 2016 Annual Report and Accounts includes further details on how the Group classifies assets for encumbrance purposes.

CAPITAL MANAGEMENT

Analysis of capital position
Excluding the capital impact of the acquisition of MBNA Limited on 1 June 2017, the Group generated around 1.0 per cent of CET1 capital on a pro forma basis (pre dividend) during the first half of 2017, primarily as a result of:

●
Strong underlying capital generation of 1.4 per cent, largely driven by underlying profits, offset by a reduction of (0.8) per cent for conduct charges;

●
Other items, netting to 0.4 per cent, largely representing a pre MBNA reduction in risk-weighted assets through active portfolio management, disposals, capital efficient securitisation activity, yield curve movements and foreign exchange movements, partly offset by targeted growth in key customer segments.

In addition, the Group utilised the CET1 capital retained at 31 December 2016 to cover the acquisition of MBNA.

The combined effect of the capital generated during the period and the acquisition of MBNA resulted in a pre dividend increase of around 0.2 per cent in the Group’s CET1 ratio from 13.8 per cent pro forma at 31 December 2016 to 14.0 per cent on pro forma basis. After accruing for foreseeable dividends the Group’s CET1 ratio reduced by 0.5 per cent to 13.5 per cent on a pro forma basis.

The accrual for foreseeable dividends includes the declared interim ordinary dividend of 1.0 pence per ordinary share.

The transitional total capital ratio, after accruing for foreseeable dividends, reduced by 0.6 per cent to 20.8 per cent, largely reflecting amortisation and foreign exchange movements on tier 2 instruments and the overall increase in risk-weighted assets following the acquisition of MBNA.

In the first quarter of 2017, the Bank of England communicated indicative non-binding guidance to the Group on meeting the Minimum Requirement for Own Funds and Eligible Liabilities (MREL), prior to the application of regulatory buffers, as being the higher of:

●
6 per cent leverage exposure and 20.5 per cent of risk-weighted assets by 1 January 2020

●
6 per cent leverage exposure and 25.1 per cent of risk-weighted assets by 1 January 2022

During the first half of 2017 the Group issued £3.1 billion (sterling equivalent) of senior unsecured securities from Lloyds Banking Group plc which, while not included in total capital, are eligible to meet MREL. Combined with previous issuances made during 2016 the Group remains well positioned to meet MREL requirements from 2020 and, as at 30 June 2017, had a transitional MREL ratio of 22.7 per cent.

The leverage ratio, after accruing for foreseeable dividends, reduced from 5.0 per cent on a pro forma basis to 4.9 per cent on a pro forma basis, largely reflecting the acquisition of MBNA.

An analysis of the Group’s capital position as at 30 June 2017 is presented in the following section on both a CRD IV transitional arrangements basis and a CRD IV fully loaded basis.

The table below summarises the consolidated capital position of the Group.

	Transitional		Fully loaded
	At 30 June	At 31 Dec	At 30 June	At 31 Dec
Capital resources	2017	2016	2017	2016
	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	42,513	43,020	42,513	43,020
Adjustment to retained earnings for foreseeable dividends	(1,080)	(1,568)	(1,080)	(1,568)
Deconsolidation adjustments1	1,688	1,342	1,688	1,342
Adjustment for own credit	119	87	119	87
Cash flow hedging reserve	(1,703)	(2,136)	(1,703)	(2,136)
Other adjustments	(269)	(276)	(269)	(276)
	41,268	40,469	41,268	40,469
less: deductions from common equity tier 1
Goodwill and other intangible assets	(2,651)	(1,623)	(2,651)	(1,623)
Prudent valuation adjustment	(636)	(630)	(636)	(630)
Excess of expected losses over impairment provisions and value adjustments	(551)	(602)	(551)	(602)
Removal of defined benefit pension surplus	(320)	(267)	(320)	(267)
Securitisation deductions	(198)	(217)	(198)	(217)
Significant investments1	(4,279)	(4,282)	(4,279)	(4,282)
Deferred tax assets	(3,313)	(3,564)	(3,313)	(3,564)
Common equity tier 1 capital	29,320	29,284	29,320	29,284
Additional tier 1
Other equity instruments	5,320	5,320	5,320	5,320
Preference shares and preferred securities2	4,639	4,998	–	–
Transitional limit and other adjustments	(1,884)	(1,692)	–	–
	8,075	8,626	5,320	5,320
less: deductions from tier 1
Significant investments1	(1,292)	(1,329)	–	–
Total tier 1 capital	36,103	36,581	34,640	34,604
Tier 2
Other subordinated liabilities2	13,936	14,833	13,936	14,833
Deconsolidation of instruments issued by insurance entities1	(1,721)	(1,810)	(1,721)	(1,810)
Adjustments for transitional limit and non-eligible instruments	1,748	1,351	(1,444)	(1,694)
Amortisation and other adjustments	(3,472)	(3,447)	(3,538)	(3,597)
	10,491	10,927	7,233	7,732
Eligible provisions	255	186	255	186
less: deductions from tier 2
Significant investments1	(1,646)	(1,571)	(2,938)	(2,900)
Total capital resources	45,203	46,123	39,190	39,622

Risk-weighted assets	217,787	215,534	217,787	215,534

Common equity tier 1 capital ratio3	13.5%	13.6%	13.5%	13.6%
Tier 1 capital ratio	16.6%	17.0%	15.9%	16.1%
Total capital ratio	20.8%	21.4%	18.0%	18.4%

1
For regulatory capital purposes the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (shown as ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.

2	Preference shares, preferred securities and other subordinated liabilities are categorised as subordinated liabilities in the balance sheet.
3
The common equity tier 1 ratio at 30 June 2017 is 13.5 per cent on a pro forma basis upon recognition of the dividend paid by the Insurance business in July 2017 in relation to its 2017 interim earnings. At 31 December 2016 the ratio was 13.8 per cent on a pro forma basis upon recognition of the dividend paid by the Insurance business in February 2017 in relation to its 2016 full year earnings.

The key difference between the transitional capital calculation as at 30 June 2017 and the fully loaded equivalent is primarily related to capital securities that previously qualified as tier 1 or tier 2 capital, but that do not fully qualify under CRD IV, which can be included in additional tier 1 (AT1) or tier 2 capital (as applicable) up to specified limits which reduce by 10 per cent per annum until 2022.

The movements in the transitional CET1, AT1, tier 2 and total capital positions in the period are provided below.

	Common	Additional		Total
	equity tier 1	tier 1	Tier 2	capital
	£m	£m	£m	£m

At 31 December 2016	29,284	7,297	9,542	46,123
Profit attributable to ordinary shareholders1	1,047	–	–	1,047
Movement in foreseeable dividends2	488	–	–	488
Dividends paid out on ordinary shares during the year	(1,568)	–	–	(1,568)
Dividend in respect of 2016 earnings received from the Insurance business1	500	–	–	500
Movement in treasury shares and employee share schemes	40	–	–	40
Pension movements:
Removal of defined benefit pension surplus	(53)	–	–	(53)
Movement through other comprehensive income	(105)	–	–	(105)
Available-for-sale reserve	98	–	–	98
Prudent valuation adjustment	(6)	–	–	(6)
Deferred tax asset	251	–	–	251
Goodwill and other intangible assets	(1,028)	–	–	(1,028)
Excess of expected losses over impairment provisions and value adjustments	51	–	–	51
Significant investments	3	37	(75)	(35)
Eligible provisions	–	–	69	69
Movements in subordinated debt:
Repurchases, redemptions and other	–	(551)	(436)	(987)
Issuances	–	–	–	–
Other movements	318	–	–	318
At 30 June 2017	29,320	6,783	9,100	45,203

1	Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.
2	Includes the accrual for foreseeable 2017 ordinary dividends and the reversal of the accrual for foreseeable 2016 dividends which have now been paid.

CET1 capital resources have increased by £36 million in the period, reflecting a combination of profit generation, the receipt of the dividend paid by the Insurance business in February 2017 and a reduction in the deferred tax asset deducted from capital, largely offset by the accrual for foreseeable dividends in respect of the first half of 2017, movements in the defined benefit pension schemes and an increase in the deduction for goodwill and other intangible assets following the acquisition of MBNA.

AT1 capital resources have reduced by £514 million in the period, primarily reflecting the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments.

Tier 2 capital resources have reduced by £442 million in the period largely reflecting the amortisation of dated tier 2 instruments and foreign exchange movements on subordinated debt, partly offset by the transitioning of grandfathered AT1 instruments to tier 2.

Risk-weighted assets
	At 30 June	At 31 Dec
	2017	2016
	£m	£m

Foundation Internal Ratings Based (IRB) Approach	61,115	64,907
Retail IRB Approach	65,331	64,970
Other IRB Approach	18,360	17,788
IRB Approach	144,806	147,665
Standardised (STA) Approach	24,794	18,956
Credit risk	169,600	166,621
Counterparty credit risk	7,188	8,419
Contributions to the default fund of a central counterparty	419	340
Credit valuation adjustment risk	735	864
Operational risk	26,222	25,292
Market risk	2,930	3,147
Underlying risk-weighted assets	207,094	204,683
Threshold risk-weighted assets1	10,693	10,851
Total risk-weighted assets	217,787	215,534

Risk-weighted asset movement by key driver

	Credit	Credit		Counterparty
	risk	risk	Credit	credit	Market	Operational
	IRB	STA	risk2	risk3	risk	risk	Total
	£m	£m	£m	£m	£m	£m	£m

Total risk-weighted assets as at 31 December 2016							215,534
Less total threshold risk-weighted assets1							(10,851)
Risk-weighted assets as at31 December 2016	147,665	18,956	166,621	9,623	3,147	25,292	204,683
Asset size	(1,269)	(238)	(1,507)	(258)	–	–	(1,765)
Asset quality	(539)	(92)	(631)	(661)	–	–	(1,292)
Model updates	57	–	57	–	–	–	57
Methodology and policy	(324)	(74)	(398)	–	–	–	(398)
Acquisitions and disposals	(444)	6,351	5,907	(26)	–	930	6,811
Movements in risk levels (market risk only)	–	–	–	–	(217)	–	(217)
Foreign exchange	(340)	(109)	(449)	(336)	–	–	(785)
Risk-weighted assets as at 30 June 2017	144,806	24,794	169,600	8,342	2,930	26,222	207,094
Threshold risk-weighted assets1							10,693
Total risk-weighted assets as at 30 June 2017							217,787

1
Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investments in the Group’s Insurance business.

2	Credit risk includes securitisation risk-weighted assets.
3	Counterparty credit risk includes movements in contributions to the default fund of central counterparties and movements in credit valuation adjustment risk.

The risk-weighted assets movement table provides analysis of the movements in risk-weighted assets in the period by risk type and an insight into the key drivers of these movements. The key driver analysis is compiled on a monthly basis through the identification and categorisation of risk-weighted asset movements and is subject to management judgment.

Key movements in credit risk, risk-weighted assets
●
Asset size movements. Credit risk-weighted assets decreased by £1.5 billion due to continued active portfolio management partly offset by targeted growth in key customer segments.

●
Asset quality captures movements due to changes in borrower risk, including changes in the economic environment. Net reductions of £0.6 billion primarily relate to a net change in credit quality and model calibrations.

●
Methodology and policy reductions of £0.4 billion relate to capital efficient securitisation activity.

●
Acquisitions and disposals; the acquisition of MBNA increased credit risk-weighted assets by £6.4 billion, partly offset by the disposal of the Group’s interest in a strategic equity investment.

●
Foreign exchange movements reflect the appreciation of Sterling.

Counterparty credit risk and CVA risk-weighted asset reductions of £1.3 billion are driven mainly by yield curve movements (included in asset quality) and foreign exchange movements.

Market risk, risk-weighted assets reduced by £0.2 billion largely due to a decrease in the exposure to long dated inflation linked gilts and a decrease in interest rate exposure.

Operational risk, risk-weighted assets increase of £0.9 billion due to the acquisition of MBNA.

Leverage ratio
	Fully loaded
	At 30 June	At 31 Dec
	2017	2016
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	29,320	29,284
Additional tier 1 capital	5,320	5,320
Total tier 1 capital	34,640	34,604

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	30,024	36,138
Securities financing transactions (SFTs)	41,477	42,285
Loans and advances and other assets	743,418	739,370
Total assets	814,919	817,793

Deconsolidation adjustments1
Derivative financial instruments	(1,995)	(2,403)
Securities financing transactions (SFTs)	(122)	112
Loans and advances and other assets	(138,780)	(142,955)
Total deconsolidation adjustments	(140,897)	(145,246)

Derivatives adjustments
Adjustments for regulatory netting	(16,198)	(20,490)
Adjustments for cash collateral	(8,034)	(8,432)
Net written credit protection	857	699
Regulatory potential future exposure	12,853	13,188
Total derivatives adjustments	(10,522)	(15,035)

SFT adjustments	(1,014)	39

Off-balance sheet items	59,060	58,685

Regulatory deductions and other adjustments	(7,239)	(9,128)

Total exposure measure	714,307	707,108

Leverage ratio2,6	4.8%	4.9%

Modified UK leverage exposure measure3	667,207	665,598
Average modified UK leverage exposure measure4	661,811

Modified UK leverage ratio3	5.2%	5.2%
Average modified UK leverage ratio5	5.4%

1
Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, being primarily the Group’s Insurance business.

2	The countercyclical leverage ratio buffer is currently nil.
3
The Group’s leverage ratio on a modified basis, excluding qualifying central bank claims from the exposure measure in accordance with the rule modification applied to the UK Leverage Ratio Framework by the PRA in 2016.

4	The average modified UK leverage exposure measure is based on the average of the month end modified exposure measures over the quarter (1 April 2017 to 30 June 2017).
5
The average modified UK leverage ratio is based on the average of the month end tier 1 capital and modified exposure measures over the quarter (1 April 2017 to 30 June 2017). The average of 5.4 per cent compares to 5.4 per cent at the start and 5.2 per cent at the end of the quarter.

6
The leverage ratio at 30 June 2017 is 4.9 per cent on a pro forma basis upon recognition of the dividend paid by the Insurance business in July 2017 in relation to its 2017 interim earnings. At 31 December 2016 the ratio was 5.0 per cent on a pro forma basis upon recognition of the dividend paid by the Insurance business in February 2017 in relation to its 2016 full year earnings.

Key movements
The leverage total exposure measure increased by £7.2 billion over the period primarily reflecting an increase in loans and advances and off-balance sheet items following the acquisition of MBNA and an increase in central bank claims, partly offset by a reduction in available-for-sale financial assets and reductions in both the derivatives and SFT exposure measures.

The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustments, reduced by £1.2 billion over the period, primarily driven by market movements.

The £2.1 billion reduction in the SFT exposure measure over the period, representing SFT assets per the balance sheet net of deconsolidation and other SFT adjustments, reflected reduced trading volumes and an increase in eligible netting adjustments, offset by an increase in customer volumes.

Off-balance sheet items increased by £0.4 billion over the period, primarily reflecting new residential mortgage offers placed in addition to an increase in unconditionally cancellable credit card commitments following the acquisition of MBNA, largely offset by a net reduction in securitisation financing facilities.

The average modified UK leverage ratio of 5.4 per cent over the quarter reflected both a strengthening tier 1 capital position and a small reduction in the modified exposure measure during the first two months of the quarter, prior to the acquisition of MBNA in June which, along with other movements, resulted in the reduction of the ratio at the end of the quarter.

Individual capital guidance
The Group receives Pillar 2A Individual Capital Guidance (ICG) from the PRA. The ICG reflects a point in time estimate by the PRA, which may change over time, of the minimum amount of capital that is needed in relation to risks not covered by Pillar 1. During the period the Group’s ICG has not changed and at 30 June 2017 represented 4.5 per cent of risk-weighted assets of which 2.5 per cent has to be covered by CET1 capital.

Stress testing
The Group undertakes a wide ranging programme of stress testing providing a comprehensive view of the potential impacts arising from the risks to which the Group is exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group to adverse economic conditions and other key vulnerabilities. As a part of that the Group participates in the UK-wide concurrent stress test run by the Bank of England.

The last such stress test was undertaken in 2016 and the Group comfortably exceeded the capital thresholds set by the PRA and was not required to take any action as a result of this test. The Group has participated again this year, having submitted its results to the Bank of England, and is awaiting the publication of the results of the test for the industry as a whole.

Regulatory capital developments
The Basel Committee continues to finalise its reforms to the regulatory capital framework, with the overall aim of addressing excessive variability in risk-weighted assets modelled by banks without a significant increase in overall capital requirements across the industry. The Committee’s proposed revisions include changes to the standardised frameworks for credit risk and operational risk, the application of parameter floors for internal models and the introduction of an aggregate capital floor framework based upon the revised standardised approaches. The final Basel standards are expected to be published in the second half of 2017, subject to approval from the Group of Governors and Heads of Supervision. In addition the European Commission published a substantial package of draft reforms in November 2016 aimed at strengthening the resilience of banks across the EU – these reforms, which include revisions to the market risk, counterparty credit risk and leverage frameworks, are currently under negotiation and expected to be implemented by 2020 at the earliest.

In the UK the Financial Policy Committee and Prudential Regulation Authority are currently consulting on revisions to the UK Leverage Ratio Framework, including proposals to adjust for the impact of excluding qualifying central bank claims from the leverage measure by increasing the minimum leverage ratio requirement to 3.25 per cent.

In addition the Financial Policy Committee has increased the UK countercyclical capital buffer rate from 0 per cent to 0.5 per cent with effect from 27 June 2018. The Committee expects to increase the rate to 1.0 per cent at its November meeting with effect from November 2018.

The Group continues to monitor these developments very closely, analysing the potential capital impacts to ensure that, through organic capital generation, the Group continues to maintain a strong capital position that exceeds both the minimum regulatory requirements and the Group’s risk appetite and is consistent with market expectations.

Half-year Pillar 3 disclosures
The Group will publish a condensed set of half-year Pillar 3 disclosures in August, prepared in accordance with the revised European Banking Authority (EBA) guidelines on Pillar 3 disclosure formats and frequency that were issued in December 2016.

A copy of the half-year Pillar 3 Report will be available to view at www.lloydsbankinggroup.com/investors/financial-performance/other-disclosures.

STATUTORY INFORMATION

Page
Condensed consolidated half-year financial statements (unaudited)
Consolidated income statement
Consolidated statement of comprehensive income
Consolidated balance sheet
Consolidated statement of changes in equity
Consolidated cash flow statement

Notes
1	Accounting policies, presentation and estimates
2	Segmental analysis
3	Operating expenses
4	Impairment
5	Taxation
6	Earnings per share
7	Trading and other financial assets at fair value through profit or loss
8	Derivative financial instruments
9	Loans and advances to customers
10	Allowance for impairment losses on loans and receivables
11	Acquisition of MBNA
12	Debt securities in issue
13	Post-retirement defined benefit schemes
14	Provisions for liabilities and charges
15	Contingent liabilities and commitments
16	Fair values of financial assets and liabilities
17	Credit quality of loans and advances
18	Dividends on ordinary shares
19	Events since the balance sheet date
20	Future accounting developments
21	Other information

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED INCOME STATEMENT

		Half-year to	Half-year to	Half-year to
		30 June	30 June	31 Dec
		2017	2016	2016
	Note	£ million	£ million	£ million

Interest and similar income		7,861	8,479	8,141
Interest and similar expense		(2,659)	(3,254)	(4,092)
Net interest income		5,202	5,225	4,049
Fee and commission income		1,518	1,502	1,543
Fee and commission expense		(670)	(682)	(674)
Net fee and commission income		848	820	869
Net trading income		5,843	7,180	11,365
Insurance premium income		4,099	4,212	3,856
Other operating income		1,283	993	1,042
Other income		12,073	13,205	17,132
Total income		17,275	18,430	21,181
Insurance claims		(7,976)	(10,110)	(12,234)
Total income, net of insurance claims		9,299	8,320	8,947
Regulatory provisions		(1,590)	(445)	(1,579)
Other operating expenses		(4,962)	(5,059)	(5,194)
Total operating expenses	3	(6,552)	(5,504)	(6,773)
Trading surplus		2,747	2,816	2,174
Impairment	4	(203)	(362)	(390)
Profit before tax		2,544	2,454	1,784
Taxation	5	(905)	(597)	(1,127)
Profit for the period		1,639	1,857	657

Profit attributable to ordinary shareholders		1,389	1,590	411
Profit attributable to other equity holders1		209	204	208
Profit attributable to equity holders		1,598	1,794	619
Profit attributable to non-controlling interests		41	63	38
Profit for the period		1,639	1,857	657

Basic earnings per share	6	2.0p	2.3p	0.6p
Diluted earnings per share	6	2.0p	2.3p	0.6p

1
The profit after tax attributable to other equity holders of £209 million (half-year to 30 June 2016: £204 million; half-year to 31 December 2016: £208 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £51 million (half-year to 30 June 2016: £41 million; half-year to 31 December 2016: £50 million).

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2017	2016	2016
	£ million	£ million	£ million

Profit for the period	1,639	1,857	657
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements (note 13):
Remeasurements before taxation	(124)	(267)	(1,081)
Taxation	32	40	280
	(92)	(227)	(801)
Gains and losses attributable to own credit risk
Losses before taxation	(44)	–	–
Taxation	12	–	–
	(32)	–	–
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustment on transfer from held-to-maturity portfolio	–	–	1,544
Change in fair value	455	184	172
Income statement transfers in respect of disposals	(315)	(574)	(1)
Income statement transfers in respect of impairment	6	146	27
Taxation	(48)	152	(453)
	98	(92)	1,289
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	(267)	3,040	(608)
Net income statement transfers	(317)	(206)	(351)
Taxation	151	(752)	286
	(433)	2,082	(673)
Currency translation differences (tax: nil)	(7)	(20)	16
Other comprehensive income for the period, net of tax	(466)	1,743	(169)
Total comprehensive income for the period	1,173	3,600	488

Total comprehensive income attributable to ordinary shareholders	923	3,333	242
Total comprehensive income attributable to other equity holders	209	204	208
Total comprehensive income attributable to equity holders	1,132	3,537	450
Total comprehensive income attributable to non-controlling interests	41	63	38
Total comprehensive income for the period	1,173	3,600	488

CONSOLIDATED BALANCE SHEET

		At 30 June	At 31 Dec
		2017	2016
	Note	£ million	£ million
Assets
Cash and balances at central banks		50,491	47,452
Items in course of collection from banks		855	706
Trading and other financial assets at fair value through profit or loss	7	161,970	151,174
Derivative financial instruments	8	30,024	36,138
Loans and receivables:
Loans and advances to banks		8,865	26,902
Loans and advances to customers	9	464,604	457,958
Debt securities		3,841	3,397
		477,310	488,257
Available-for-sale financial assets		51,803	56,524
Goodwill		2,299	2,016
Value of in-force business		5,153	5,042
Other intangible assets		2,536	1,681
Property, plant and equipment		12,990	12,972
Current tax recoverable		16	28
Deferred tax assets		2,422	2,706
Retirement benefit assets	13	410	342
Other assets		16,640	12,755
Total assets		814,919	817,793

CONSOLIDATED BALANCE SHEET (continued)

		At 30 June	At 31 Dec
		2017	2016
	Note	£ million	£ million
Equity and liabilities
Liabilities
Deposits from banks		24,879	16,384
Customer deposits		417,617	415,460
Items in course of transmission to banks		944	548
Trading and other financial liabilities at fair value through profit or loss		55,671	54,504
Derivative financial instruments	8	29,190	34,924
Notes in circulation		1,317	1,402
Debt securities in issue	12	71,557	76,314
Liabilities arising from insurance contracts and participating investment contracts		101,318	94,390
Liabilities arising from non-participating investment contracts		15,652	20,112
Other liabilities		22,226	29,193
Retirement benefit obligations	13	905	822
Current tax liabilities		416	226
Other provisions		6,306	4,868
Subordinated liabilities		18,575	19,831
Total liabilities		766,573	768,978

Equity
Share capital		7,191	7,146
Share premium account		17,624	17,622
Other reserves		14,310	14,652
Retained profits		3,388	3,600
Shareholders’ equity		42,513	43,020
Other equity instruments		5,355	5,355
Total equity excluding non-controlling interests		47,868	48,375
Non-controlling interests		478	440
Total equity		48,346	48,815
Total equity and liabilities		814,919	817,793

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share
	capital				Other	Non-
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2017	24,768	14,652	3,600	43,020	5,355	440	48,815
Comprehensive income
Profit for the period	–	–	1,598	1,598	–	41	1,639
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(92)	(92)	–	–	(92)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	98	–	98	–	–	98
Gains and losses attributable to own credit risk, net of tax	–	–	(32)	(32)	–	–	(32)
Movements in cash flow hedging reserve, net of tax	–	(433)	–	(433)	–	–	(433)
Currency translation differences (tax: nil)	–	(7)	–	(7)	–	–	(7)
Total other comprehensive income	–	(342)	(124)	(466)	–	–	(466)
Total comprehensive income	–	(342)	1,474	1,132	–	41	1,173
Transactions with owners
Dividends	–	–	(1,568)	(1,568)	–	–	(1,568)
Distributions on other equity instruments, net of tax	–	–	(158)	(158)	–	–	(158)
Issue of ordinary shares1	47	–	–	47	–	–	47
Movement in treasury shares	–	–	(154)	(154)	–	–	(154)
Value of employee services:
Share option schemes	–	–	45	45	–	–	45
Other employee award schemes	–	–	149	149	–	–	149
Changes in non-controlling interests	–	–	–	–	–	(3)	(3)
Total transactions with owners	47	–	(1,686)	(1,639)	–	(3)	(1,642)
Balance at 30 June 2017	24,815	14,310	3,388	42,513	5,355	478	48,346

1	During the half-year to 30 June 2017, 452 million shares were issued in respect of employee share schemes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
	Share
	capital				Other	Non-
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2016	24,558	12,260	4,416	41,234	5,355	391	46,980
Comprehensive income
Profit for the period	–	–	1,794	1,794	–	63	1,857
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(227)	(227)	–	–	(227)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(92)	–	(92)	–	–	(92)
Movements in cash flow hedging reserve, net of tax	–	2,082	–	2,082	–	–	2,082
Currency translation differences (tax: nil)	–	(20)	–	(20)	–	–	(20)
Total other comprehensive income	–	1,970	(227)	1,743	–	–	1,743
Total comprehensive income	–	1,970	1,567	3,537	–	63	3,600
Transactions with owners
Dividends	–	–	(1,427)	(1,427)	–	(2)	(1,429)
Distributions on other equity instruments, net of tax	–	–	(163)	(163)	–	–	(163)
Movement in treasury shares	–	–	(147)	(147)	–	–	(147)
Value of employee services:	–
Share option schemes	–	–	35	35	–	–	35
Other employee award schemes	–	–	82	82	–	–	82
Changes in non-controlling interests	–	–	–	–	–	(20)	(20)
Total transactions with owners	–	–	(1,620)	(1,620)	–	(22)	(1,642)
Balance at 30 June 2016	24,558	14,230	4,363	43,151	5,355	432	48,938

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
	Share
	capital				Other	Non-
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 July 2016	24,558	14,230	4,363	43,151	5,355	432	48,938
Comprehensive income
Profit for the period	–	–	619	619	–	38	657
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(801)	(801)	–	–	(801)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	1,289	–	1,289	–	–	1,289
Movements in cash flow hedging reserve, net of tax	–	(673)	–	(673)	–	–	(673)
Currency translation differences (tax: nil)	–	16	–	16	–	–	16
Total other comprehensive income	–	632	(801)	(169)	–	–	(169)
Total comprehensive income	–	632	(182)	450	–	38	488
Transactions with owners
Dividends	–	–	(587)	(587)	–	(27)	(614)
Distributions on other equity instruments, net of tax	–	–	(158)	(158)	–	–	(158)
Redemption of preference shares	210	(210)	–	–	–	–	–
Movement in treasury shares	–	–	(28)	(28)	–	–	(28)
Value of employee services:
Share option schemes	–	–	106	106	–	–	106
Other employee award schemes	–	–	86	86	–	–	86
Changes in non-controlling interests	–	–	–	–	–	(3)	(3)
Total transactions with owners	210	(210)	(581)	(581)	–	(30)	(611)
Balance at 31 December 2016	24,768	14,652	3,600	43,020	5,355	440	48,815

CONSOLIDATED CASH FLOW STATEMENT

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2017	2016	2016
	£ million	£ million	£ million

Profit before tax	2,544	2,454	1,784
Adjustments for:
Change in operating assets	(14,961)	(18,311)	6,093
Change in operating liabilities	(769)	31,794	(34,453)
Non-cash and other items	8,870	6,929	6,606
Tax paid	(367)	(262)	(560)
Net cash provided by operating activities	(4,683)	22,604	(20,530)
Cash flows from investing activities
Purchase of financial assets	(1,847)	(3,441)	(1,489)
Proceeds from sale and maturity of financial assets	5,276	2,729	3,606
Purchase of fixed assets	(1,960)	(1,820)	(1,940)
Proceeds from sale of fixed assets	763	909	775
Acquisition of businesses, net of cash acquired	(1,909)	(6)	(14)
Disposal of businesses, net of cash disposed	26	5	–
Net cash used in investing activities	349	(1,624)	938
Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,568)	(1,427)	(587)
Distributions on other equity instruments	(209)	(204)	(208)
Dividends paid to non-controlling interests	–	(2)	(27)
Interest paid on subordinated liabilities	(780)	(946)	(741)
Proceeds from issue of subordinated liabilities	–	1,061	–
Repayment of subordinated liabilities	(636)	(4,678)	(3,207)
Changes in non-controlling interests	(3)	(5)	(3)
Net cash used in financing activities	(3,196)	(6,201)	(4,773)
Effects of exchange rate changes on cash and cash equivalents	–	15	6
Change in cash and cash equivalents	(7,530)	14,794	(24,359)
Cash and cash equivalents at beginning of period	62,388	71,953	86,747
Cash and cash equivalents at end of period	54,858	86,747	62,388

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 30 June 2017 is £2,579 million (30 June 2016: £12,613 million; 31 December 2016: £14,475 million) held within the Group’s life funds, which is not immediately available for use in the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
Accounting policies, presentation and estimates

These condensed consolidated half-year financial statements as at and for the period to 30 June 2017 have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as adopted by the European Union and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2016 which were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. Copies of the 2016 Annual Report and Accounts are available on the Group’s website and are available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The UK Finance Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code’s principles. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2016 Annual Report and Accounts where a glossary of terms can be found.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated half-year financial statements. In reaching this assessment, the directors have considered projections for the Group’s capital and funding position and have had regard to the factors set out in Risk management: Principal risks and uncertainties on page 26.

Except as noted below, the accounting policies are consistent with those applied by the Group in its 2016 Annual Report and Accounts.

With effect from 1 January 2017 the Group has elected to early adopt the provision in IFRS 9 for gains and losses attributable to changes in own credit risk on financial liabilities designated at fair value through profit or loss to be presented in other comprehensive income. The impact has been to increase profit after tax and reduce other comprehensive income by £32 million in the six months to 30 June 2017; there is no impact on total liabilities or shareholders’ equity. Comparatives have not been restated.

The Group has had no material or unusual related party transactions during the six months to 30 June 2017. Related party transactions for the six months to 30 June 2017 are similar in nature to those for the year ended 31 December 2016. Full details of the Group’s related party transactions for the year to 31 December 2016 can be found in the Group’s 2016 Annual Report and Accounts.

Future accounting developments
Details of those IFRS pronouncements which will be relevant to the Group but which will not be effective at 31 December 2017 and which have not been applied in preparing these financial statements are set out in note 20.

Critical accounting estimates and judgements
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There have been no significant changes in the basis upon which estimates have been determined, compared to that applied at 31 December 2016.

2.
Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the chief operating decision maker for the Group.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of the redemption of the Group’s Enhanced Capital Notes, asset sales, volatile items, the insurance grossing adjustment, liability management, restructuring costs, conduct provisions, the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments are excluded in arriving at underlying profit.

The Group’s activities are organised into four financial reporting segments: Retail; Commercial Banking; Consumer Finance and Insurance. There has been no change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2016.

There has been no change to the Group’s segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2016.

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
	income	claims	claims	before tax	revenue	revenue
Half-year to 30 June 2017	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	3,337	477	3,814	1,598	4,177	(363)
Commercial Banking	1,425	1,100	2,525	1,437	1,703	822
Consumer Finance	1,041	755	1,796	759	2,082	(286)
Insurance	(50)	872	822	408	1,036	(214)
Other	172	144	316	290	275	41
Group	5,925	3,348	9,273	4,492	9,273	–
Reconciling items:
Insurance grossing adjustment	(608)	660	52	–
Market volatility and asset sales1	20	96	116	136
Amortisation of purchased intangibles	–	–	–	(38)
Restructuring costs2	–	–	–	(321)
Fair value unwind and other items	(135)	(7)	(142)	(135)
Payment protection insurance provision	–	–	–	(1,050)
Other conduct provisions	–	–	–	(540)
Group − statutory	5,202	4,097	9,299	2,544

1
Comprises (i) gains on disposals of assets which are not part of normal business operations (£6 million); (ii) the net effect of banking volatility and net derivative valuation adjustments (losses of £20 million); (iii) volatility relating to the insurance business (gains of £165 million); and (iv) the results of liability management exercises (losses of £15 million).

2
Comprises severance related costs relating to the Simplification programme, the costs of implementing regulatory reform and ring-fencing, the rationalisation of the non-branch property portfolio and the integration of MBNA.

2.
Segmental analysis (continued)
		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
	income	claims	claims	before tax	revenue	revenue
Half-year to 30 June 2016	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	3,296	558	3,854	1,548	4,333	(479)
Commercial Banking	1,306	982	2,288	1,236	2,137	151
Consumer Finance	994	658	1,652	690	1,942	(290)
Insurance	(80)	921	841	446	300	541
Other	266	(26)	240	241	163	77
Group	5,782	3,093	8,875	4,161	8,875	–
Reconciling items:
Insurance grossing adjustment	(423)	519	96	–
Enhanced Capital Notes1	–	(790)	(790)	(790)
Market volatility and asset sales2	20	252	272	128
Amortisation of purchased intangibles	–	–	–	(168)
Restructuring costs3	–	–	–	(307)
Fair value unwind	(154)	36	(118)	(110)
Other conduct provisions	–	(15)	(15)	(460)
Group − statutory	5,225	3,095	8,320	2,454

1	The loss relating to the ECNs was £790 million, representing the write-off of the embedded derivative and the premium paid on redemption of the remaining notes.
2
Comprises (i) gains on disposals of assets which are not part of normal business operations (£335 million); (ii) the net effect of banking volatility and net derivative valuation adjustments (gains of £19 million); (iii) volatility relating to the insurance business (losses of £372 million); and (iv) the results of liability management exercises (gains of £146 million).

3	Principally comprises the severance costs related to phase II of the Simplification programme.

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
	income	claims	claims	before tax	revenue	revenue
Half-year to 31 December 2016	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	3,201	495	3,696	1,455	4,127	(431)
Commercial Banking	1,429	1,005	2,434	1,232	1,531	903
Consumer Finance	947	680	1,627	593	1,943	(316)
Insurance	(66)	834	768	391	1,011	(243)
Other	142	(42)	100	35	13	87
Group	5,653	2,972	8,625	3,706	8,625	–
Reconciling items:
Insurance grossing adjustment	(1,475)	1,591	116	–
Market volatility and asset sales1	13	379	392	311
Amortisation of purchased intangibles	–	–	–	(172)
Restructuring costs	–	–	–	(315)
Fair value unwind and other items	(142)	2	(140)	(121)
Payment protection insurance provision	–	–	–	(1,000)
Other conduct provisions	–	(46)	(46)	(625)
Group − statutory	4,049	4,898	8,947	1,784

1
Comprises (i) losses on disposals of assets which are not part of normal business operations (£118 million); (ii) the net effect of banking volatility and net derivative valuation adjustments (gains of £171 million); (iii) volatility relating to the insurance business (gains of £281 million); and (iv) the results of liability management exercises (losses of £23 million).

2.
Segmental analysis (continued)

	Segment external		Segment customer		Segment external
	assets		deposits		liabilities
	At 30 June	At 31 Dec	At 30 June	At 31 Dec	At 30 June	At 31 Dec
	2017	2016	2017	2016	2017	2016
	£m	£m	£m	£m	£m	£m

Retail	297,958	300,085	269,405	271,005	272,870	275,006
Commercial Banking	181,962	188,296	138,764	132,628	226,383	221,395
Consumer Finance	52,540	40,992	7,134	7,920	11,028	12,494
Insurance	149,287	153,936	–	–	142,529	146,836
Other	133,172	134,484	2,314	3,907	113,763	113,247
Total Group	814,919	817,793	417,617	415,460	766,573	768,978

3.
Operating expenses

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2017	2016	2016
	£ million	£ million	£ million
Administrative expenses
Staff costs:
Salaries and social security costs	1,769	1,782	1,806
Pensions and other post-retirement benefit schemes (note 13)	302	268	287
Restructuring and other staff costs	291	412	262
	2,362	2,462	2,355
Premises and equipment	399	353	319
Other expenses:
Communications and data processing	415	403	445
UK bank levy	–	–	200
Other	655	675	661
	1,070	1,078	1,306
	3,831	3,893	3,980
Depreciation and amortisation	1,131	1,166	1,214
Total operating expenses, excluding regulatory provisions	4,962	5,059	5,194
Regulatory provisions:
Payment protection insurance provision (note 14)	1,050	–	1,000
Other regulatory provisions1 (note 14)	540	445	579
	1,590	445	1,579
Total operating expenses	6,552	5,504	6,773

1	In addition, regulatory provisions of £15 million in the half-year to 30 June 2016 and £46 million in the half-year to 31 December 2016 were charged against income.

4.
Impairment
	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2017	2016	2016
	£m	£m	£m
Impairment losses on loans and receivables:
Loans and advances to customers	200	229	363
Debt securities classified as loans and receivables	(4)	–	–
Impairment losses on loans and receivables (note 10)	196	229	363
Impairment of available-for-sale financial assets	6	146	27
Other credit risk provisions	1	(13)	–
Total impairment charged to the income statement	203	362	390

5.
Taxation

In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2017 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.

An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2017	2016	2016
	£m	£m	£m

Profit before tax	2,544	2,454	1,784

Tax thereon at UK corporation tax rate of 19.25 per cent(2016: 20 per cent)	(490)	(491)	(357)
Impact of bank surcharge	(231)	(59)	(207)
Impact of changes in UK corporation tax rates	(35)	(3)	(198)
Disallowed items1	(274)	(122)	(272)
Non-taxable items	55	47	28
Overseas tax rate differences	1	(6)	16
Gains exempted	69	8	11
Policyholder tax2	(37)	(34)	(207)
Tax losses not previously recognised	9	49	10
Adjustments in respect of previous years	26	10	54
Effect of results of joint ventures and associates	1	–	(1)
Other items	1	4	(4)
Tax expense	(905)	(597)	(1,127)

1
The Finance (No.2) Act 2015 introduced restrictions on the tax deductibility of provisions for conduct charges arising on or after 8 July 2015. This has resulted in tax of £237 million (half-year to 30 June 2016: £81 million; half-year to 31 December 2016: £138 million).

2
In the half-year to 31 December 2016 this included a £231 million write down of the deferred tax asset held within the life business, reflecting the Group’s utilisation estimate which has been restricted by the current economic environment.

6.
Earnings per share
	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2017	2016	2016
	£m	£m	£m

Profit attributable to ordinary shareholders – basic and diluted	1,389	1,590	411
Tax credit on distributions to other equity holders	51	41	50
	1,440	1,631	461

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2017	2016	2016
	million	million	million

Weighted average number of ordinary shares in issue – basic	71,426	71,175	71,292
Adjustment for share options and awards	704	882	699
Weighted average number of ordinary shares in issue – diluted	72,130	72,057	71,991

Basic earnings per share	2.0p	2.3p	0.6p
Diluted earnings per share	2.0p	2.3p	0.6p

7.
Trading and other financial assets at fair value through profit or loss
	At	At
	30 June	31 Dec
	2017	2016
	£m	£m

Trading assets	43,016	45,253

Other financial assets at fair value through profit or loss:
Treasury and other bills	19	20
Debt securities	37,065	38,210
Equity shares	81,870	67,691
	118,954	105,921
Total trading and other financial assets at fair value through profit or loss	161,970	151,174

Included in the above is £115,178 million (31 December 2016: £101,888 million) of assets relating to the insurance businesses.

8.
Derivative financial instruments
	30 June 2017		31 December 2016
	Fair value	Fair value	Fair value	Fair value
	of assets	of liabilities	of assets	of liabilities
	£m	£m	£m	£m
Hedging
Derivatives designated as fair value hedges	1,278	692	1,481	759
Derivatives designated as cash flow hedges	925	1,136	1,231	1,205
	2,203	1,828	2,712	1,964
Trading
Exchange rate contracts	6,864	6,795	8,860	8,781
Interest rate contracts	19,723	19,217	23,050	22,352
Credit derivatives	378	367	381	659
Equity and other contracts	856	983	1,135	1,168
	27,821	27,362	33,426	32,960
Total recognised derivative assets/liabilities	30,024	29,190	36,138	34,924

9.
Loans and advances to customers

	At 30 June	At 31 Dec
	2017	2016
	£m	£m

Agriculture, forestry and fishing	7,509	7,269
Energy and water supply	1,543	2,320
Manufacturing	7,529	7,285
Construction	4,405	4,535
Transport, distribution and hotels	12,262	13,320
Postal and communications	2,537	2,564
Property companies	31,756	32,192
Financial, business and other services	49,786	49,197
Personal:
Mortgages	305,352	306,682
Other	28,969	20,761
Lease financing	2,403	2,628
Hire purchase	12,778	11,617
	466,829	460,370
Allowance for impairment losses on loans and advances to customers (note 10)	(2,225)	(2,412)
Total loans and advances to customers	464,604	457,958

Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes (see note 12).

10.
Allowance for impairment losses on loans and receivables

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2017	2016	2016
	£m	£m	£m

Opening balance	2,488	3,130	2,831
Exchange and other adjustments	91	19	50
Advances written off	(818)	(1,037)	(1,096)
Recoveries of advances written off in previous years	333	509	353
Unwinding of discount	(13)	(19)	(13)
Charge to the income statement (note 4)	196	229	363
Balance at end of period	2,277	2,831	2,488

In respect of:
Loans and advances to customers (note 9)	2,225	2,733	2,412
Debt securities	52	98	76
Balance at end of period	2,277	2,831	2,488

11.
Acquisition of MBNA

On 1 June 2017, following the receipt of competition and regulatory approval, the Group acquired 100 per cent of the ordinary share capital of MBNA Limited (MBNA), which together with its subsidiaries undertakes a UK consumer credit card business, from FIA Jersey Holdings Limited, a wholly-owned subsidiary of Bank of America. The total fair value of the purchase consideration was £2,016 million, settled in cash.

The table below sets out the fair value of the identifiable assets and liabilities acquired. The initial accounting for the acquisition has been determined provisionally because of its complexity and the limited time available between the acquisition date and the preparation of these condensed consolidated interim financial statements.

	Book value	Provisional	Fair value
	as at 1 June	fair value	as at 1 June
	2017	adjustments	2017
	£m	£m	£m

Assets
Loans and advances to customers	7,466	345	7,811
Available-for-sale financial assets	16	–	16
Other intangible assets	–	702	702
Other assets	217	345	562
Total assets	7,699	1,392	9,091

Liabilities
Deposits from banks1	6,431	–	6,431
Other liabilities	115	184	299
Other provisions	233	395	628
Total liabilities	6,779	579	7,358

Provisional fair value of net assets acquired	920	813	1,733

Goodwill arising on acquisition			283
Total consideration			2,016

1	Upon acquisition, the funding of MBNA was assumed by Lloyds Bank plc.

The post-acquisition profit before tax of MBNA covering the period from 1 June 2017 to 30 June 2017, which is included in the Group statutory consolidated income statement for the half-year to 30 June 2017, is £18 million.

Had the acquisition date of MBNA been 1 January 2017, the Group’s consolidated total income would have been £329 million higher at £17,604 million and the Group’s consolidated profit before tax would have been £112 million higher at £2,656 million.

12.
Debt securities in issue

	30 June 2017			31 December 2016
	At fair value			At fair value
	through	At		through	At
	profit or	amortised		profit or	amortised
	loss	cost	Total	loss	cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	8,223	25,741	33,964	9,423	27,182	36,605
Covered bonds	–	25,937	25,937	–	30,521	30,521
Certificates of deposit	–	10,994	10,994	–	8,077	8,077
Securitisation notes	–	5,105	5,105	–	7,253	7,253
Commercial paper	–	3,780	3,780	–	3,281	3,281
	8,223	71,557	79,780	9,423	76,314	85,737

The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.

Securitisation programmes
At 30 June 2017, external parties held £5,105 million (31 December 2016: £7,253 million) and the Group’s subsidiaries held £25,244 million (31 December 2016: £26,435 million) of total securitisation notes in issue of £30,349 million (31 December 2016: £33,688 million). The notes are secured on loans and advances to customers and debt securities classified as loans and receivables amounting to £49,284 million (31 December 2016: £52,184 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet.

Covered bond programmes
At 30 June 2017, external parties held £25,937 million (31 December 2016: £30,521 million) and the Group’s subsidiaries held £700 million (31 December 2016: £700 million) of total covered bonds in issue of £26,637 million (31 December 2016: £31,221 million). The bonds are secured on certain loans and advances to customers amounting to £33,170 million (31 December 2016: £35,968 million) that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group's balance sheet.

Cash deposits of £5,065 million (31 December 2016: £9,018 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group.

13.
Post-retirement defined benefit schemes

The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At	At
	30 June	31 Dec
	2017	2016
	£m	£m
Defined benefit pension schemes:
- Fair value of scheme assets	44,721	45,578
- Present value of funded obligations	(44,980)	(45,822)
Net pension scheme liability	(259)	(244)
Other post-retirement schemes	(236)	(236)
Net retirement benefit liability	(495)	(480)

Recognised on the balance sheet as:
Retirement benefit assets	410	342
Retirement benefit obligations	(905)	(822)
Net retirement benefit liability	(495)	(480)

The movement in the Group’s net post-retirement defined benefit scheme liability during the period was as follows:

£m

Liability at 1 January 2017	(480)
Income statement charge	(181)
Employer contributions	290
Remeasurement	(124)
Liability at 30 June 2017	(495)

The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:
	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2017	2016	2016
	£m	£m	£m

Defined benefit pension schemes	181	136	151
Defined contribution schemes	121	132	136
Total charge to the income statement (note 3)	302	268	287

The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At	At
	30 June	31 Dec
	2017	2016
	%	%

Discount rate	2.71	2.76
Rate of inflation:
Retail Prices Index	3.18	3.23
Consumer Price Index	2.13	2.18
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.71	2.74

14.
Provisions for liabilities and charges

Payment protection insurance (excluding MBNA)
The Group increased the provision for PPI costs by a further £1,050 million in the half-year to 30 June 2017, of which £700 million was in the second quarter, bringing the total amount provided to £18,075 million.

The charge in the second quarter is largely driven by a potentially higher total volume of complaints and associated operating costs due to higher reactive complaint volumes received over the past three quarters, which have averaged approximately 9,000 per week. As previously announced, £350 million was taken in the first quarter to reflect the impact of the Financial Conduct Authority’s (FCA) rules and guidance published on 2 March 2017 (Policy Statement 17/3), which confirmed a two month extension to the time bar to the end of August 2019.

At 30 June 2017 a provision of £2,647 million remained unutilised relating to complaints and associated administration costs. The provision is consistent with total expected complaint volumes of 5.3 million (including complaints falling under the Plevin rules and guidance) with approximately 1.2 million still expected to be received including approximately 9,000 reactive complaints per week through to August 2019. Total cash payments were £661 million during the half-year to 30 June 2017.

Sensitivities
The Group estimates that it has sold approximately 16 million PPI policies since 2000. These include policies that were not mis-sold and those that have been successfully claimed upon. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 52 per cent of the policies sold since 2000.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. However a number of risks and uncertainties remain in particular with respect to future volumes. The cost could differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. There is significant uncertainty around the impact of the regulatory changes, FCA media campaign and Claims Management Companies and customer activity.

Key metrics and sensitivities are highlighted in the table below:
Sensitivities (exclude claims where no PPI policy was held)	Actuals to date	Anticipated future2	Sensitivity2,3
Customer initiated complaints since origination (m)1	4.1	1.2	0.1 = £215m
Administrative expenses (£m)	3,350	525	1 case = £450

1	Sensitivity includes complaint handling costs.
2	Anticipated future and sensitivities are impacted by a proportion of complaints and re-complaints falling under the Plevin rules and guidance in light of the FCA Policy Statement PS 17/3.
3	Average redress and uphold rates remain stable.

Payment protection insurance (MBNA)
With regard to MBNA, as announced in December 2016, the Group’s exposure is capped at £240 million through an indemnity received from Bank of America.

14.
Provisions for liabilities and charges (continued)

Other provisions for legal actions and regulatory matters
Packaged bank accounts
In the half-year to 30 June 2017 the Group has provided an additional £95 million in respect of complaints relating to alleged mis-selling of packaged bank accounts raising the total amount provided to £600 million. As at 30 June 2017, £182 million of the provision remained unutilised. The total amount provided represents the Group’s best estimate of the likely future cost, however a number of risks and uncertainties remain in particular with respect to future volumes.

Arrears handling related activities
The Group has provided an additional £155 million in the half-year to 30 June 2017 (bringing the total provision to £552 million), for the costs of identifying and rectifying certain arrears management fees and activities. Following a review of the Group’s arrears handling activities, the Group has put in place a number of actions to improve further its handling of customers in these areas and the Group is reimbursing mortgage arrears fees to around 590,000 customers. As at 30 June 2017, the unutilised provision was £518 million.

Customer claims in relation to insurance branch business in Germany
The Group continues to receive claims in Germany from customers relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited). The German industry-wide issue regarding notification of contractual ‘cooling off’ periods continued to lead to an increasing number of claims in 2016. Up to 31 December 2016 the Group had provided a total of £639 million, no further amounts have been provided in the half-year to 30 June 2017. The remaining unutilised provision as at 30 June 2017 was £156 million (31 December 2016 is £168 million). The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

HBOS Reading – customer review
The Group has commenced a review into a number of customer cases from the former HBOS Impaired Assets Office based in Reading. This review follows the conclusion of a criminal trial in which a number of individuals, including two former HBOS employees, were convicted of conspiracy to corrupt, fraudulent trading and associated money laundering offences which occurred prior to the acquisition of HBOS by the Group in 2009. The review is ongoing, the Group has provided £100 million in the half-year to 30 June 2017 and is in the process of paying compensation to the victims of the fraud for economic losses, ex-gratia payments and awards for distress and inconvenience.

Other legal actions and regulatory matters
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints and claims from customers in connection with its past conduct and, where significant, provisions are held against the costs expected to be incurred as a result of the conclusions reached. In the half-year to 30 June 2017, the Group charged an additional £190 million in respect of matters across all divisions. At 30 June 2017, the Group held unutilised provisions totalling £589 million for these other legal actions and regulatory matters.

15.
Contingent liabilities and commitments

Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the ongoing investigations and litigation (as described below) which involve card schemes such as Visa and MasterCard. However, the Group is a member of Visa and MasterCard and other card schemes.
●
The European Commission continues to pursue certain competition investigations into MasterCard and Visa probing, amongst other things, MIFs paid in respect of cards issued outside the EEA;
●
Litigation continues in the English Courts against both Visa and MasterCard. This litigation has been brought by several retailers who are seeking damages for allegedly ‘overpaid’ MIFs. From publicly available information, it is understood these damages claims are running to different timescales with respect to the litigation process. It is also possible that new claims may be issued.
●
Any ultimate impact on the Group of the above investigations and the litigation against Visa and MasterCard remains uncertain at this time.

Visa Inc completed its acquisition of Visa Europe on 21 June 2016. The Group’s share of the sale proceeds comprised cash consideration of approximately £330 million (of which approximately £300 million was received on completion of the sale and £30 million is deferred for three years) and preferred stock, which the Group measures at fair value. The preferred stock is convertible into Class A Common Stock of Visa Inc or its equivalent upon the occurrence of certain events. As part of this transaction, the Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies the allocation of liabilities between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. The maximum amount of liability to which the Group may be subject under the LSA is capped at the cash consideration which was received by the Group at completion. Visa Inc may also have recourse to a general indemnity, previously in place under Visa Europe’s Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

LIBOR and other trading rates
In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Group continues to cooperate with various other government and regulatory authorities, including the Serious Fraud Office, the Swiss Competition Commission, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. The lawsuits, which contain broadly similar allegations, allege violations of the Sherman Antitrust Act, the Racketeer Influenced and Corrupt Organizations Act and the Commodity Exchange Act, as well as various state statutes and common law doctrines. Certain of the plaintiffs’ claims, including those in connection with USD and JPY LIBOR, have been dismissed by the US Federal Court for Southern District of New York. Appeals remain possible.

Certain Group companies are also named as defendants in UK based claims raising LIBOR manipulation allegations.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

15.
Contingent liabilities and commitments (continued)

UK shareholder litigation
In August 2014, the Group and a number of former directors were named as defendants in a claim filed in the English High Court by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. It is currently not possible to determine the ultimate impact on the Group (if any), but the Group intends to defend the claim vigorously.

Financial Services Compensation Scheme
Following the default of a number of deposit takers in 2008, the Financial Services Compensation Scheme (FSCS) borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. In June 2017, the FSCS announced that following the sale of certain Bradford & Bingley mortgage assets, the principal balance outstanding on these loans was £4,678 million (31 December 2016: £15,655 million). Although it is anticipated that the substantial majority of this loan will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, any shortfall will be funded by deposit-taking participants, including the Group, of the FSCS. The amount of future levies payable by the Group depends on a number of factors, principally, the amounts recovered by the FSCS from asset sales.

Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules which allow the offset of such losses denies the claim. If HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £650 million and a reduction in the Group’s deferred tax asset of approximately £350 million. The Group does not agree with HMRC's position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Residential mortgage repossessions
In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The FCA is actively engaged with the industry in relation to these considerations and has recently published Guidance on the treatment of customers with mortgage payment shortfalls. The Guidance covers remediation for mortgage customers who may have been affected by the way firms calculate these customers’ monthly mortgage instalments. The Group is now determining its detailed approach to implementation of the Guidance and will contact affected customers next year.

Update following the Financial Conduct Authority’s publication of Policy Statement 17/3
On 2 August 2016, the Financial Conduct Authority (FCA) published a further consultation paper (CP16/20: Rules and guidance on payment protection insurance complaints: feedback on CP15/39 and further consultation), following on from the original consultation published in November 2015.

On 2 March 2017 the FCA confirmed that the deadline by which consumers would need to make their PPI complaints would be 29 August 2019, and new rules with respect to the UK Supreme Court’s decision in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 would come into force on 29 August 2017.

15.
Contingent liabilities and commitments (continued)

On 31 May 2017 an application for judicial review of Policy Statement 17/3 was filed in the High Court of England and Wales, which subject to the Court’s determination may have an impact on the implementation of the FCA’s rules and guidance in Policy Statement 17/3.

Mortgage arrears handling activities
On 26 May 2016, the Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Group’s mortgage arrears handling activities. This investigation is ongoing and it is currently not possible to make a reliable assessment of the liability, if any, that may result from the investigation.

Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

Contingent liabilities and commitments arising from the banking business
	At 30 June	At 31 Dec
	2017	2016
	£m	£m

Contingent liabilities
Acceptances and endorsements	29	21
Other:
Other items serving as direct credit substitutes	600	779
Performance bonds and other transaction-related contingencies	2,227	2,237
	2,827	3,016
Total contingent liabilities	2,856	3,037

Commitments
Documentary credits and other short-term trade-related transactions	1	–
Forward asset purchases and forward deposits placed	365	648

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	12,014	10,749
Other commitments	84,432	62,697
	96,446	73,446
1 year or over original maturity	36,838	40,074
Total commitments	133,650	114,168

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £61,921 million (31 December 2016: £63,203 million) was irrevocable.

16.
Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 49 to the Group’s 2016 financial statements describes the definitions of the three levels in the fair value hierarchy.

Valuation control framework
Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when consistent sources of data cease to be available.

Valuation methodology
For level 2 and level 3 portfolios, there is no significant change to what was disclosed in the Group’s 2016 Annual Report and Accounts in respect of the valuation methodology (techniques and inputs) applied to such portfolios.

The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	30 June 2017		31 December 2016
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	£m	£m	£m	£m
Financial assets
Trading and other financial assets at fair value through profit or loss	161,970	161,970	151,174	151,174
Derivative financial instruments	30,024	30,024	36,138	36,138
Loans and receivables:
Loans and advances to banks	8,865	8,852	26,902	26,812
Loans and advances to customers	464,604	464,629	457,958	457,461
Debt securities	3,841	3,774	3,397	3,303
Available-for-sale financial instruments	51,803	51,803	56,524	56,524
Financial liabilities
Deposits from banks	24,879	24,855	16,384	16,395
Customer deposits	417,617	418,050	415,460	416,490
Trading and other financial liabilities at fair value through profit or loss	55,671	55,671	54,504	54,504
Derivative financial instruments	29,190	29,190	34,924	34,924
Debt securities in issue	71,557	74,707	76,314	79,650
Liabilities arising from non-participating investment contracts	15,652	15,652	20,112	20,112
Subordinated liabilities	18,575	22,032	19,831	22,395

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

16.
Fair values of financial assets and liabilities (continued)

The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

Financial assets
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 30 June 2017
Trading and other financial assets at fair value through profit or loss:
Loans and advances to customers	–	27,839	–	27,839
Loans and advances to banks	–	1,446	–	1,446
Debt securities	25,768	22,897	2,126	50,791
Equity shares	80,252	31	1,592	81,875
Treasury and other bills	19	–	–	19
Total trading and other financial assets at fair value through profit or loss	106,039	52,213	3,718	161,970
Available-for-sale financial assets:
Debt securities	44,717	5,865	114	50,696
Equity shares	527	34	546	1,107
Total available-for-sale financial assets	45,244	5,899	660	51,803
Derivative financial instruments	123	28,789	1,112	30,024
Total financial assets carried at fair value	151,406	86,901	5,490	243,797

At 31 December 2016
Trading and other financial assets at fair value
through profit or loss:
Loans and advances to customers	–	30,473	–	30,473
Loans and advances to banks	–	2,606	–	2,606
Debt securities	25,075	23,010	2,293	50,378
Equity shares	66,147	37	1,513	67,697
Treasury and other bills	20	–	–	20
Total trading and other financial assets at fair value through profit or loss	91,242	56,126	3,806	151,174
Available-for-sale financial assets:
Debt securities	48,649	6,529	133	55,311
Equity shares	435	17	761	1,213
Total available-for-sale financial assets	49,084	6,546	894	56,524
Derivative financial instruments	270	34,469	1,399	36,138
Total financial assets carried at fair value	140,596	97,141	6,099	243,836

16.
Fair values of financial assets and liabilities (continued)

Financial liabilities
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

At 30 June 2017
Trading and other financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	–	8,223	–	8,223
Trading liabilities	2,375	45,073	–	47,448
Total trading and other financial liabilities at fair value through profit or loss	2,375	53,296	–	55,671
Derivative financial instruments	360	28,070	760	29,190
Total financial liabilities carried at fair value	2,735	81,366	760	84,861

At 31 December 2016
Trading and other financial liabilities at fair value
through profit or loss:
Liabilities held at fair value through profit or loss	–	9,423	2	9,425
Trading liabilities	2,417	42,662	–	45,079
Total trading and other financial liabilities at fair value through profit or loss	2,417	52,085	2	54,504
Derivative financial instruments	358	33,606	960	34,924
Total financial liabilities carried at fair value	2,775	85,691	962	89,428

Financial guarantees are recognised at fair value on initial recognition and are classified as level 3; the balance is not material.

16.
Fair values of financial assets and liabilities (continued)

Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial assets portfolio.

	Trading
	and other			Total
	financial	Available-		financial
	assets at fair	for-sale		assets
	value through	financial	Derivative	carried at
	profit or loss	assets	assets	fair value
	£m	£m	£m	£m

At 1 January 2017	3,806	894	1,399	6,099
Exchange and other adjustments	(4)	(15)	18	(1)
Gains (losses) recognised in the income statement within other income	11	–	(226)	(215)
Gains (losses) recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	–	(199)	–	(199)
Purchases	303	24	5	332
Sales	(331)	(23)	(40)	(394)
Transfers into the level 3 portfolio	56	–	–	56
Transfers out of the level 3 portfolio	(123)	(21)	(44)	(188)
At 30 June 2017	3,718	660	1,112	5,490
Gains (losses) recognised in the income statement within other income relating to those assets held at 30 June 2017	234	–	(227)	7

	Trading
	and other			Total
	financial	Available-		financial
	assets at fair	for-sale		assets
	value through	financial	Derivative	carried at
	profit or loss	assets	assets	fair value
	£m	£m	£m	£m

At 1 January 2016	5,116	684	1,469	7,269
Exchange and other adjustments	6	1	61	68
Gains recognised in the income statement within other income	317	–	478	795
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	–	248	–	248
Purchases	335	204	6	545
Sales	(2,031)	(494)	(35)	(2,560)
Derecognised pursuant to tender offers and redemptions in respect of Enhanced Capital Notes	–	–	(476)	(476)
Transfers into the level 3 portfolio	187	136	45	368
Transfers out of the level 3 portfolio	(159)	–	(3)	(162)
At 30 June 2016	3,771	779	1,545	6,095
Gains recognised in the income statement within other income relating to those assets held at 30 June 2016	373	–	635	1,008

16.
Fair values of financial assets and liabilities (continued)

The tables below analyse movements in the level 3 financial liabilities portfolio.

	Trading
	and other
	financial		Total
	liabilities at		financial
	fair value		liabilities
	through	Derivative	carried at
	profit or loss	liabilities	fair value
	£m	£m	£m

At 1 January 2017	2	960	962
Exchange and other adjustments	–	14	14
Gains recognised in the income statement within other income	(2)	(207)	(209)
Additions	–	19	19
Redemptions	–	(26)	(26)
Transfers into the level 3 portfolio	–	–	–
Transfers out of the level 3 portfolio	–	–	–
At 30 June 2017	–	760	760
Gains recognised in the income statement within other income relating to those liabilities held at 30 June 2017	–	(209)	(209)

	Trading
	and other
	financial		Total
	liabilities at		financial
	fair value		liabilities
	through	Derivative	carried at
	profit or loss	liabilities	fair value
	£m	£m	£m

At 1 January 2016	1	723	724
Exchange and other adjustments	–	43	43
Losses recognised in the income statement within other income	1	606	607
Additions	–	10	10
Redemptions	–	(52)	(52)
At 30 June 2016	2	1,330	1,332
Losses recognised in the income statement within other income relating to those liabilities held at 30 June 2016	1	592	593

16.
Fair values of financial assets and liabilities (continued)

The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities which have an aggregated carrying value greater than £500 million.

				At 30 June 2017
					Effect of reasonably
					possible alternative
					assumptions1
		Significant
	Valuation	unobservable		Carrying	Favourable	Unfavourable
	technique(s)	inputs	Range2	value	changes	changes
				£m	£m	£m
Trading and other financial assets at fair value through profit or loss:
Equity and venture capital investments	Market approach	Earnings multiple	0.9/18.0	2,136	69	(69)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)3	n/a	n/a	1,458	−	(84)
Other				124
				3,718
Available-for-sale financial assets				660	52	(52)
Derivative financial assets:
Interest rate derivatives	Option pricing model	Interest rate volatility	0%/136%	1,112	11	(4)
				1,112
Financial assets carried at fair value				5,490
Trading and other financial liabilities at fair value through profit or loss				−	−	−
Derivative financial liabilities:
Interest rate derivatives	Option pricing model	Interest rate volatility	0%/136%	760	−	−
				760
Financial liabilities carried at fair value				760

1	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2	The range represents the highest and lowest inputs used in the level 3 valuations.
3	Underlying asset/net asset values represent fair value.

16.
Fair values of financial assets and liabilities (continued)

				At 31 December 2016
					Effect of reasonably
					possible alternative
					assumptions1
		Significant
	Valuation	unobservable		Carrying	Favourable	Unfavourable
	technique(s)	inputs	Range2	value	changes	changes
				£m	£m	£m
Trading and other financial assets at fair value through profit or loss:
Equity and venture capital investments	Market approach	Earnings multiple	0.9/10.0	2,163	63	(68)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)3	n/a	n/a	1,501	−	(32)
Other				142
				3,806
Available-for-sale financial assets				894	48	(53)
Derivative financial assets:
Interest rate derivatives	Option pricing model	Interest rate volatility	0%/115%	1,399	(3)	(19)
				1,399
Financial assets carried at fair value				6,099
Trading and other financial liabilities at fair value through profit or loss				2	−	−
Derivative financial liabilities:
Interest rate derivatives	Option pricing model	Interest rate volatility	0%/115%	960	−	−
				960
Financial liabilities carried at fair value				962

1	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2	The range represents the highest and lowest inputs used in the level 3 valuations.
3	Underlying asset/net asset values represent fair value.

Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s 2016 financial statements.

Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in the Group’s 2016 financial statements.

17.
Credit quality of loans and advances

The table below sets out those loans that are (i) neither past due nor impaired, (ii) past due but not impaired, (iii) impaired, not requiring a provision and (iv) impaired requiring a provision.

The disclosures in the table below are produced under the underlying basis used for the Group’s segmental reporting. The Group believes that, for reporting periods following a significant acquisition such as the acquisition of HBOS in 2009, this underlying basis, which includes the allowance for loan losses at the acquisition date on a gross basis, more fairly reflects the underlying provisioning status of the loans.

The analysis of lending between retail and commercial has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within commercial are exposures to corporate customers and other large institutions.

						Designated
						at fair value
		Customers				through
		Retail –	Retail –			profit or
Loans and advances	Banks	mortgages	other	Commercial	Total	loss
	£m	£m	£m	£m	£m	£m
At 30 June 2017
Good quality	8,749	294,700	41,668	72,008		29,243
Satisfactory quality	45	836	5,530	29,887		42
Lower quality	34	38	482	6,144		–
Below standard, but not impaired	−	163	655	346		–
Neither past due nor impaired1	8,828	295,737	48,335	108,385	452,457	29,285
0-30 days	8	3,065	311	166	3,542	–
30-60 days	–	1,334	95	67	1,496	–
60-90 days	–	863	8	34	905	–
90-180 days	–	1,143	5	14	1,162	–
Over 180 days	–	–	16	29	45	–
Past due but not impaired2	8	6,405	435	310	7,150	–
Impaired – no provision required	29	821	319	761	1,901	−
– provision held	–	3,636	1,080	1,676	6,392	−
Gross lending	8,865	306,599	50,169	111,132	467,900	29,285

At 31 December 2016
Good quality	26,745	295,286	34,195	72,083		33,049
Satisfactory quality	87	814	4,479	30,433		30
Lower quality	3	39	387	6,433		–
Below standard, but not impaired	53	164	417	415		–
Neither past due nor impaired1	26,888	296,303	39,478	109,364	445,145	33,079
0-30 days	14	3,547	285	157	3,989	–
30-60 days	–	1,573	75	37	1,685	–
60-90 days	–	985	2	74	1,061	–
90-180 days	–	1,235	6	14	1,255	–
Over 180 days	–	–	18	23	41	–
Past due but not impaired2	14	7,340	386	305	8,031	–
Impaired – no provision required	–	784	392	689	1,865	–
– provision held	–	3,536	1,038	2,056	6,630	–
Gross lending	26,902	307,963	41,294	112,414	461,671	33,079

1
The definitions of good quality, satisfactory quality, lower quality and below standard, but not impaired applying to retail and commercial are not the same, reflecting the different characteristics of these exposures and the way they are managed internally, and consequently totals are not provided. Commercial lending has been classified using internal probability of default rating models mapped so that they are comparable to external credit ratings. Good quality lending comprises the lower assessed default probabilities, with other classifications reflecting progressively higher default risk. Classifications of retail lending incorporate expected recovery levels for mortgages, as well as probabilities of default assessed using internal rating models.

2	A financial asset is ‘past due’ if a counterparty has failed to make a payment when contractually due.

18.
Dividends on ordinary shares

An interim dividend for 2017 of 1.0 pence per ordinary share (half-year to 30 June 2016: 0.85 pence) will be paid on 27 September 2017. The total amount of this dividend is £720 million (half-year to 30 June 2016: £607 million).

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the dividends are:

Shares quoted ex-dividend	10 August 2017

Record date	11 August 2017

Final date for joining or leaving the dividend reinvestment plan	30 August 2017

Interim dividend paid	27 September 2017

On 16 May 2017, a final dividend in respect of 2016 of 1.7 pence per share, totalling £1,212 million, and a special dividend of 0.5 pence per share, totalling £356 million, were paid to shareholders.

19.
Events since the balance sheet date

At the annual general meeting on 11 May 2017, the Company’s shareholders approved the redesignation of the 80,921,051 limited voting ordinary shares of 10 pence each that the Company had in issue as ordinary shares of 10 pence each. The redesignation took effect on 1 July 2017 and the redesignated shares now rank equally with the existing issued ordinary shares of the Company. There is no impact on the Company’s total share capital in issue or equity.

20.
Future accounting developments

The following pronouncements are not applicable for the year ending 31 December 2017 and have not been applied in preparing these interim financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.

With the exception of IFRS 9 ‘Financial Instruments’, and IFRS 15 ‘Revenue from Contracts with Customers’, as at 26 July 2017 these pronouncements are awaiting EU endorsement.

IFRS 9 Financial Instruments
IFRS 9 replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’ and is effective for annual periods beginning on or after 1 January 2018.

The Group has an established IFRS 9 programme to ensure a high quality implementation in compliance with the standard and additional regulatory guidance that has been issued. The programme involves Finance and Risk functions across the Group with Divisional and Group steering committees providing oversight. The key responsibilities of the programme include defining IFRS 9 methodology and accounting policy, development of Expected Credit Loss (ECL) models, identifying and implementing data and system requirements, and establishing an appropriate operating model and governance framework.

The programme is progressing in line with delivery plans and is currently completing credit risk model development and embedding the IFRS 9 operating model into the business. All core models are expected to be operational by September 2017 and outputs will be reviewed and validated ahead of implementation.

20.
Future accounting developments (continued)

Classification and measurement
IFRS 9 requires financial assets to be classified into one of three measurement categories, fair value through profit or loss, fair value through other comprehensive income or amortised cost. Financial assets will be measured at amortised cost if they are held within a business model the objective of which is to hold financial assets in order to collect contractual cash flows, and their contractual cash flows represent solely payments of principal and interest. Financial assets will be measured at fair value through other comprehensive income if they are held within a business model the objective of which is achieved by both collecting contractual cash flows and selling financial assets and their contractual cash flows represent solely payments of principal and interest. Financial assets not meeting either of these two business models; and all equity instruments (unless designated at inception to fair value through other comprehensive income); and all derivatives are measured at fair value through profit or loss. An entity may, at initial recognition, designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch.

The Group has undertaken an assessment of the classification and measurement of financial assets and, whilst certain portfolios will need to be reclassified, including from amortised cost to fair value through profit or loss, the overall impact on the Group is not expected to be significant.

IFRS 9 retains most of the existing requirements for financial liabilities. However, for financial liabilities designated at fair value through profit or loss, gains or losses attributable to changes in own credit risk may be presented in other comprehensive income. The Group has elected to early adopt this presentation of gains and losses on financial liabilities from 1 January 2017.

Impairment
The IFRS 9 impairment model will be applicable to all financial assets at amortised cost, debt instruments measured at fair value through other comprehensive income, lease receivables, loan commitments and financial guarantees not measured at fair value through profit or loss.

IFRS 9 replaces the existing ‘incurred loss’ impairment approach with an expected credit loss model, resulting in earlier recognition of credit losses compared with IAS 39. Expected credit losses are the unbiased probability weighted average credit losses determined by evaluating a range of possible outcomes and future economic conditions.

The ECL model has three stages. Entities are required to recognise a 12 month expected loss allowance on initial recognition (stage 1) and a lifetime expected loss allowance when there has been a significant increase in credit risk since initial recognition (stage 2). Stage 3 requires objective evidence that an asset is credit-impaired, which is similar to the guidance on incurred losses in IAS 39.

IFRS 9 requires the use of more forward looking information including reasonable and supportable forecasts of future economic conditions. The need to consider a range of economic scenarios and how they could impact the loss allowance is a subjective feature of the IFRS 9 ECL model. The Group has developed the capability to model a number of economic scenarios and capture the impact on credit losses to ensure the overall ECL reflects an appropriate distribution of economic outcomes.

For all material portfolios, IFRS 9 ECL calculation will leverage the systems, data and methodology used to calculate regulatory ‘expected losses’. The definition of default for IFRS 9 purposes will be aligned to the Basel definition of default to ensure consistency across the Group. IFRS 9 models will use three key input parameters for the computation of expected loss, being probability of default (‘PD’), loss given default (‘LGD’) and exposure at default (‘EAD’). However, given the conservatism inherent in the regulatory expected losses calculation and some differences in the period over which risk parameters are measured, some adjustments to these components have been made to ensure compliance with IFRS 9.

20.
Future accounting developments (continued)

The new impairment requirements will result in an increase in the Group’s balance sheet provisions for credit losses and may have a negative impact on the Group’s regulatory capital position. The extent of any increase in provisions will depend upon a number of factors including the composition of the Group’s lending portfolios and forecast economic conditions at the date of implementation. It is not possible to conclude on the capital impact as the interaction with IFRS 9 and the capital rules, including possible transitional arrangements, is still being finalised.

Whilst the Group is still running and testing the new credit risk models, it is not possible to provide a reliable estimate of the increase in impairment provisions on 1 January 2018. The ongoing impact on the financial results will only become clearer after running the IFRS 9 models over a period of time and under different economic environments, however, it could result in impairment charges being more volatile when compared to the current IAS 39 impairment model, due to the forward looking nature of expected credit losses.

Hedge accounting
The hedge accounting requirements of IFRS 9 are more closely aligned with risk management practices and follow a more principle-based approach than IAS 39. The standard does not address macro hedge accounting, which is being considered in a separate IASB project. There is an option to retain the existing IAS 39 hedge accounting requirements until the IASB completes its project on macro hedging. The Group expects to continue applying IAS 39 hedge accounting in accordance with this accounting policy choice.

IFRS 15 Revenue from Contracts with Customers
IFRS 15 replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’ and is effective for annual periods beginning on or after 1 January 2018.

The core principle of IFRS 15 is that revenue reflects the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled. The recognition of such revenue is in accordance with five steps to: identify the contract; identify the performance obligations; determine the transaction price; allocate the transaction price to the performance obligations; and recognise revenue when the performance obligations are satisfied.

Revenue relating to financial instruments, leases and insurance contracts are out of scope, however, the Group does recognise fee income that is within scope, for example on added value accounts, interchange and service fees, certain mortgage fees, factoring and commitment fees. A substantial proportion of the current revenue recognition policy for fee and commission income is not expected to change. The standard is therefore not expected to have a significant impact on the Group’s profitability.

Upon transition, any adjustments can be recognised either retrospectively to each prior reporting period presented, or retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application as an adjustment to the opening balance retained earnings. The Group anticipates adopting the second approach to transition.

IFRS 16 Leases
IFRS 16 replaces IAS 17 ‘Leases’ and is effective for annual periods beginning on or after 1 January 2019.

IFRS 16 requires lessees to recognise a right of use asset and a liability for future payments arising from a lease contract. Lessees will recognise a finance charge on the liability and a depreciation charge on the asset which could affect the timing of the recognition of expenses on leased assets. This change will mainly impact the properties that the Group currently accounts for as operating leases. Finance systems will need to be changed to reflect the new accounting rules and disclosures. Lessor accounting requirements remain aligned to the current approach under IAS 17.

20.
Future accounting developments (continued)

IFRS 17 Insurance Contracts
IFRS 17 replaces IFRS 4 ‘Insurance Contracts’ and is effective for annual periods beginning on or after 1 January 2021.

IFRS 17 requires insurance contracts and participating investment contracts to be measured on the balance sheet as the total of the fulfilment cash flows and the contractual service margin. Changes to estimates of future cash flows from one reporting date to another are recognised either as an amount in profit or loss or as an adjustment to the expected profit for providing insurance coverage, depending on the type of change and the reason for it. The effects of some changes in discount rates can either be recognised in profit or loss or in other comprehensive income as an accounting policy choice. The risk adjustment is released to profit and loss as an insurer’s risk reduces. Profits which are currently recognised through a Value in Force asset, will no longer be recognised at inception of an insurance contract. Instead, the expected profit for providing insurance coverage is recognised in profit or loss over time as the insurance coverage is provided.

The standard will have a significant impact on the accounting for the insurance and participating investment contracts issued by the Insurance Division.

Minor amendments to other accounting standards
The IASB has issued a number of minor amendments to IFRSs effective 1 January 2018 (including IFRS 2 Share-based Payment and IAS 40 Investment Property) and IFRIC 23 Uncertainty over Income Tax Treatments effective 1 January 2019. These revised requirements are not expected to have a significant impact on the Group.

21.
Other information

The financial information included in this news release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2016 were approved by the directors on 21 February 2017 and were delivered to the Registrar of Companies on 12 April 2017. The auditors’ report on those accounts was unqualified and did not include a statement under sections 498(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 498(3) (failure to obtain necessary information and explanations) of the Companies Act 2006.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors listed below (being all the directors of Lloyds Banking Group plc) confirm that to the best of their knowledge these condensed consolidated half-year financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as adopted by the European Union, and that the half-year management report herein includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R, namely:

●
an indication of important events that have occurred during the six months ended 30 June 2017 and their impact on the condensed consolidated half-year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

●
material related party transactions in the six months ended 30 June 2017 and any material changes in the related party transactions described in the last annual report.

Signed on behalf of the board by

António Horta-Osório
Group Chief Executive
26 July 2017

Lloyds Banking Group plc board of directors:

Executive directors:
António Horta-Osório (Group Chief Executive)
George Culmer (Chief Financial Officer)
Juan Colombás (Chief Risk Officer)

Non-executive directors:
Lord Blackwell (Chairman)
Anita Frew (Deputy Chairman)
Alan Dickinson
Simon Henry
Lord Lupton CBE
Deborah McWhinney
Nicholas Prettejohn
Stuart Sinclair
Sara Weller CBE

INDEPENDENT REVIEW REPORT TO LLOYDS BANKING GROUP PLC

Report on the condensed consolidated half-year financial statements

Our conclusion
We have reviewed Lloyds Banking Group plc’s condensed consolidated half-year financial statements (the ‘interim financial statements’) in the 2017 half-year results of Lloyds Banking Group plc for the six month period ended 30 June 2017. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

What we have reviewed
The interim financial statements comprise:

●
the consolidated balance sheet as at 30 June 2017;

●
the consolidated income statement for the period then ended;

●
the consolidated statement of comprehensive income for the period then ended;

●
the consolidated cash flow statement for period then ended;

●
the consolidated statement of changes in equity for the period then ended; and

●
the explanatory notes to the interim financial statements.

The interim financial statements included in the 2017 half-year results have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors
The 2017 half-year results, including the interim financial statements, are the responsibility of, and have been approved by, the directors. The directors are responsible for preparing the 2017 half-year results in accordance with the Disclosure Guidance and Transparency Rules of sourcebook the United Kingdom’s Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the 2017 half-year results based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the 2017 half-year results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London
26 July 2017

Notes:

(a)
The maintenance and integrity of the Lloyds Banking Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since they were initially presented on the website.

(b)
Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

SUMMARY OF ALTERNATIVE PERFORMANCE MEASURES

As described in the basis of preparation, the Group analyses its performance on an underlying basis. The Group also calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis as these provide management with a relevant and consistent view of these measures from period to period. A description of the Group’s alternative performance measures and their calculation is set out below.

Asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers after releases and write-backs, expressed as a percentage of average gross loans and advances to customers for the period

Banking net interest margin	Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross banking interest-earning assets for the period
Cost:income ratio	Operating costs as a percentage of net income calculated on an underlying basis
Gross asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers before releases and write-backs expressed as a percentage of average gross loans and advances to customers for the period

Impaired loans as a percentage of closing advances	Impaired loans and advances to customers adjusted to exclude Retail and Consumer Finance loans in recoveries expressed as a percentage of closing gross loans and advances to customers
Loan to deposit ratio	The ratio of loans and advances to customers net of allowance for impairment losses and excluding reverse repurchase agreements divided by customer deposits excluding repurchase agreements
Operating jaws	The difference between the period on period percentage change in net income and the period on period change in operating costs calculated on an underlying basis
Present value of new business premium	The total single premium sales received in the period (on an annualised basis) plus the discounted value of premiums expected to be received over the term of the new regular premium contracts
Return on risk-weighted assets	Underlying profit before tax divided by average risk-weighted assets
Return on tangible equity
Statutory profit after tax adjusted to add back amortisation of intangible assets, and to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets

Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the weighted average number of ordinary shares in issue
Underlying profit	Statutory profit adjusted for certain items as detailed in the Basis of Preparation
Underlying return on tangible equity
Underlying profit after tax at the standard UK corporation tax rate adjusted to add back amortisation of intangible assets, and to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@finance.lloydsbanking.com

Andrew Downey
Director of Investor Relations
020 7356 2334
andrew.downey@finance.lloydsbanking.com

Edward Sands
Director of Investor Relations
020 7356 1585
edward.sands@lloydsbanking.com

CORPORATE AFFAIRS
Fiona Laffan
Group Corporate Communications Director
020 7356 2081
fiona.laffan@lloydsbanking.com

Matt Smith
Head of Corporate Media
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this news release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The full news release can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. SC95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 27 July 2017